SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2004

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     .

The Company is attaching to this report as Exhibit 99.1 the following updated disclosure of ASAT Holdings Limited and its consolidated subsidiaries: risk factors, business, additional financial disclosure, directors and senior management and major shareholders and related party transactions, dated January 5, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/s/ ROBERT J. GANGE

Robert J. Gange Chief Financial Officer

Date: January 5, 2004

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Updated disclosure of ASAT Holdings Limited and its consolidated subsidiaries: risk factors, business, additional financial disclosure, directors and senior management and major shareholders and related party transactions, dated January 5, 2004.

Exhibit 99.1

RISK FACTORS

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do, our business, financial condition or results of operations could be materially adversely affected.

This disclosure contains forward-looking statements made as of the date hereof regarding our expected performance that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and those filed in our SEC reports.

Risks Relating to Investing in Our Company

Our business is and will continue to be substantially affected by the highly cyclical nature of the semiconductor industry, which cyclicality is beyond our control.

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry has been subject to significant downturns characterized by reduced product demand, increased competition and declines in average selling prices and margins. Semiconductor industry conditions are often affected by manufacturing over-capacity and declining demand and reduced pricing in end-user markets.

Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a severe downturn. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. This downturn has had a very pronounced and adverse effect on our sales and financial performance. In particular, we suffered the adverse implications of declining average selling prices (or “ASPs”) for assembled units. In part, this decline in ASPs reflected a shift in product mix to lower cost devices. However, a significant part of this decline in ASPs resulted from external pricing pressures throughout the downturn. In the face of declining ASPs, we must continue to expand our production capacity and through-put if we are to maintain or increase our revenues.

While we believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors picked up significantly in the second quarter of calendar year 2003, a resumption of the downturn would adversely affect our business, financial condition and results of operations and further erode our cash position. In that regard, if the downturn were to resume, we may be required to seek new financing and, if so, there could be no assurance that such financing would be available to us on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan, including the move of a substantial portion of our manufacturing facilities to Dongguan, China, and to maintain our competitiveness. Because of the downturn in the industry and the uncertainty of the recent gradual recovery, we continue to re-evaluate our product mix and the direction of our business. Such re-evaluation led to significant write-down of property, plant and equipment in the amount of $81.8 million in the fiscal year ended April 30, 2003 and may necessitate additional write-downs in the future.

Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.

The semiconductor industry is characterized by rapid technological developments and our research and development efforts may not yield commercially viable packages or test services to keep up with these technological changes. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, growth and future customer relationships. Our customers seek advanced and quick time-to-market assembly and test capabilities for their increasingly complex end-user applications. Failure to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances typically lead to rapid and significant decreases in prices for older products. Extended reliance on older products would reduce our gross margins and profitability, as prices decline in the face of newer, higher performance products.

We could be required to incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our manufacturing, assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. In addition, in connection with Phase II of our move to Dongguan, China, we expect to increase our capital expenditures in order to implement this move. Even though we cannot presently estimate the amount of this increase beyond 2004, it could be significant. We cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. In addition, due to the long lead-times involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which could take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, with more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., ChipPAC, Inc., Carsem Semiconductor Sdn. Bhd. (a division of the Hong Leong Group), Siliconware Precision Industries Co., Ltd. and ST Assembly Test Services Ltd. Many of our competitors have greater operating capacity, financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage to us to capture this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of our company. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers or “IDMs.” These IDM customers may decide to shift some or all of the assembly and test services to internally sourced capacity.

Due to this highly competitive environment, we may experience difficulties in securing business from new customers, additional business from our existing customers or even maintaining our current level of business with our existing customers. In addition, if the trend for semiconductor companies to outsource their packaging needs does not continue, we may not be able to increase our customer base.

If any of our competitors grow through acquisitions and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

Some of our competitors with greater financial resources have been able to grow through acquisitions. There have been instances where one of our competitors has acquired the entire back end assembly operations of an IDM. As a result of such growth, these competitors may have increased capacity and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions, these competitors may be able to provide a broader array of services. If we are unable to grow our business through acquisitions, we may have difficulties competing successfully against these competitors.

Our assembly and test processes are complex and prone to error, which may create defects and adversely affect production yields.

Both assembly and test services are prone to human error and equipment malfunction. Defective packages may also result from:

•	improper programming of customer specified manufacturing instructions;

•	contaminants in the manufacturing environment;

•	equipment deviations from process specifications;

•	the use of defective raw materials; or

•	defective plating services on vendor provided leadframes.

These factors have periodically contributed to lower production yields and may continue to do so, particularly in connection with any expansion of capacity or change in processing steps. In addition, our production yields on new packaging technologies could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards, acceptable production yields or full “turn key” solutions (i.e., one-stop design, assembly and test services), if significant and sustained, could result in the loss of customers, delays in shipments, increased costs and cancellation of orders, which could have a material adverse effect on our business, financial condition and results of operations.

Adding new test equipment to improve production yields, meet customer demands and to provide new capacity can be very capital intensive and may not result in expected revenues and/or margins.

Semiconductor test, particularly testing of mixed-signal semiconductors which perform both analog and digital functions, are complex processes involving sophisticated equipment and a skilled workforce and requiring high levels of precision. Many customers seek to do business with independent assemblers who can provide full “turn key” assembly and test services. In order to satisfy such customer demands, we may be called upon to acquire additional test equipment capacity. However, it is typical for customers requesting “turn key” test services to be unwilling to commit to the utilization of such additional capacity beyond their short-term forecasts. Accordingly, if such customers do not ultimately produce expected orders, we could have excess capacity, which could have a material adverse effect on our business, financial condition and results of operations.

We have been operating at a net loss for each year since the fiscal year ended April 30, 2002.

We have been operating at a net loss for each year since the fiscal year ended April 30, 2002. Our net losses for the fiscal years ended April 30, 2002 and 2003 and for the October 2003 quarter were $102.8 million, $99.1 million and $2.9 million, respectively. We cannot assure you that we will return to profitability.

The decrease in demand for assembly services in our principal market in the communications sector has placed downward pressure on selling prices.

A significant percentage of our net sales is derived from customers who use our assembly or test services for semiconductor devices used in the communications sector. We are currently experiencing a prolonged industry-wide slowdown in demand in the communications sector, even though this sector seems to have stabilized in calendar year 2003. In the fiscal year ended April 30, 2003, our sales were adversely affected as a result of the continuing low level of production orders received from our customers in this sector, reflecting inventory corrections and lower demand from their end-user markets. In addition, a decline in the average selling price of communications products caused by lower demand has placed downward pressure on the prices of the components that are used in these products. As the average selling price of communications products continues to decrease, the pricing pressure on services provided by us could lead to further reduction in our net sales and increase in our losses. For the past two years, we have embarked upon a strategy to diversify our customer base and reduce dependency on the communications sector and the other sectors adversely affected by the current downturn. However, the execution of our strategy will continue to take time and may ultimately not be successfully implemented, especially if other independent assembly and test companies were to focus on the same market sectors that we have targeted. If we are unable to successfully implement our diversification strategy, our financial condition and results of operations could be materially adversely affected.

Our profitability has been affected by low capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. In spite of the write-off of certain obsolete equipment during the fiscal year ended April 30, 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations, even though they have recently increased on average to approximately 71% in the July 2003 quarter and to approximately 86% in the October 2003 quarter. A utilization rate of greater than 80% is considered to be full capacity due to the downtime required to change shifts and service machinery. The low utilization rates we experienced in the fiscal year ended April 30, 2003 were a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. We believe that the recent higher utilization rates have been a result of the recent upturn in the semiconductor industry. However, no assurances can be given that such higher utilization rates will be maintained, which could adversely affect our financial condition and results of operations. If we are unable to maintain current capacity utilization rates for our assembly operations, our financial condition and results of operations would be adversely affected.

We may be unable to meet the increased demands of our customers, which could have a negative impact on our results of operations.

Our facilities historically had sufficient assembly and test services capacity to meet the current and expected demands of our customers. Beginning in the July 2003 quarter, there was a significant increase in overall semiconductor demand for some of our products and services, and in the October 2003 quarter our assembly processes were at full capacity with a utilization rate of approximately 86% per quarter. If these high levels of demand continue or increase, we may not have sufficient capacity to meet this demand. Moreover, because the semiconductor assembly and test services business requires investment in expensive capital equipment and is characterized, from time to time, by intense demand, limited supply and long delivery cycles, we may not be able to readily increase our operating capacity. This would lead to a loss of sales of our assembly and test services, which could ultimately lead to a loss in market share and have a negative impact on our results of operations.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business.

We believe that the semiconductor packaging industry may undergo consolidation, both with regard to consolidation among independent assembly service providers and with respect to the outsourcing of in-house assembly capacity of semiconductor IDMs. We believe it may become increasingly important to acquire or make investments in complementary businesses, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not be able to identify suitable acquisition, investment or strategic partnership candidates, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in integrating that company’s personnel, products, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

For the October 2003 quarter, our top five largest customers by net sales and our top ten largest customers by net sales accounted for approximately 58.3% and 77.0% of net sales, respectively, and our largest customer by net sales accounted for approximately 17.9% of net sales. For the fiscal year ended April 30, 2003, our top five customers by net sales and our top ten customers by net sales accounted for approximately 63.2% and 77.5% of net sales, respectively, and our largest customer by net sales accounted for approximately 25.1% of net sales. If any key customer were to significantly reduce its purchases from us, our results of operations would likely be adversely affected. While sales to major customers may vary from period to period, a major customer that permanently discontinues or significantly reduces its purchases from us could be difficult to replace.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months at a significant cost to the customer. As a result, customers are reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our revenues. Furthermore, we believe that once a semiconductor company has selected a particular assembly and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s assembly and test services.

Because a significant portion of our production is in Asia, we are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Although substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. Dollars, we estimate that approximately 49.2% and 43.2% of our net sales during the October 2003 quarter and the fiscal year ended April 30, 2003, respectively, represented packages shipped to distribution centers and destinations within Asia. These factors raise a number of financial, operational and business risks, including:

•	exposure to regional economic and political developments;

•	changes in local intellectual property laws and commercial laws;

•	the imposition of local currency controls;

•	adverse changes in local tax law, customs duties and procedures and the like;

•	transportation difficulties; and

•	unfavorable changes to import/export regulations and procedures.

These factors could adversely affect both our operations and the operations of our suppliers and customers. In addition, the sharp economic downturn in Asia in recent years adversely affected our business by reducing demand for our customers’ products in Asia. Future economic downturns in Asia or elsewhere would likely be detrimental to our business, financial condition and result of operations.

In moving our facilities from Hong Kong to Dongguan, China, we may experience unanticipated costs, delays or business interruptions, which could adversely affect our financial condition and results of operations.

In August 2002, we entered into a 15-year lease agreement and a 6-year contract processing agreement with the Dongguan Changan County Changshi Development Company (“Changshi”), our development partner in Dongguan, China. In August 2003, during Phase I of our move to China, construction of the modern facility was completed by Changshi to our specifications and we started moving assembly equipment to this newly built, 180,000 square foot, leased assembly and test facility in the Zhenan Technology and Industrial Park, Changan County, Dongguan City. We expect to complete our first internal qualification runs by February 28, 2004, to complete our first customer qualification runs by March 31, 2004, to achieve significant commercial production in China during our July 2004 quarter and to transfer more than one-half of our current assembly and test capacity (measured as of the October 2003 quarter) to China by December 31, 2004. In calendar year 2004, we expect to commence construction on a 300,000 square foot Phase II manufacturing facility. To this effect, we entered into a letter of intent with Changshi in November 2003 to construct this facility. Under the terms of the letter of intent, we intend to lease the completed Phase II facilities from Changshi for a period of 15 years. The financial terms of this lease have not yet been determined and there can be no assurances that such terms will be acceptable to us. If we do not enter into definitive agreements with Changshi related to this facility within three months of signing the letter of intent, Changshi can terminate the letter of intent and pursue alternate development plans for our Phase II facility. However, we have the right to extend the letter of intent for an additional three months. If we do not fulfill our obligations under the letter of intent, including entering into definitive agreements, and Changshi pursues alternate development plans, this could have a material adverse impact on our financial condition and results of operations as we may be required to find an alternative location for our Phase II facility and our expansion plans may be limited. The Phase II facility is expected to house the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations.

We may experience unexpected costs or delays in moving our assembly and test equipment to the new facility during Phase I and/or II, which could have a material adverse impact on our financial condition and results of operations. In addition, even though we are on track to complete our first internal qualification runs by February 28, 2004, to complete our first customer qualification runs by March 31, 2004, to achieve significant commercial production at this facility during our July 2004 quarter, to transfer more than one-half of our current assembly and test capacity to China (measured as of the October 2003 quarter) by December 31, 2004 and to commence construction in calendar year 2004 of an additional facility in China, we may not be able to achieve such results by such dates if our move is delayed for any reason, if we encounter other unexpected delays or if our customers fail to agree to qualify their products for assembly and/or test in this new facility. During the October 2003 quarter, we were running at full capacity in our Hong Kong facilities. Any interruption in manufacturing or delays in shifting capacity to our China plant would have a material adverse impact on our financial condition and results of operations.

We have a new partner in China and do not have any significant experience working with this partner. Decisions that our partner makes in China with respect to our facility may not be consistent with our interests.

Our development partner in China, Changshi, is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town,

Dongguan City, Guangdong Province. We believe that our interests are aligned with those of Changshi and pursuant to our agreements with them, Changshi must assist us in operating the facility to our requirements. However, we do not have any significant experience working with Changshi. As a result, we may experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. In addition, if Changshi were to breach one or more of their agreements with us, we would be called upon to initiate binding arbitration in Beijing before the Beijing Branch of the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Operating a new facility in China can be fraught with uncertainty and there can be no assurances that this China facility will bring intended benefits to us.

Many legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with our move to Dongguan, China. These risks include:

•	economic, political and social uncertainties in China;

•	changes in, and the arbitrary enforcement of, commercial laws, currency controls, import tariffs and duties, customs regulations, and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with our sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facility;

•	an inability to attract and retain sufficient and qualified engineering and management talent and resources;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation; and

•	imposition of additional restrictions on currency conversion and remittances abroad.

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy in China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by governmental control over capital investments or changes in tax regulations applicable to us.

The economy in China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment of particular industries or companies.

The Chinese legal system is based on written statutes. Prior court decisions may be noted for reference but have limited precedential value. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve significant uncertainty. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

With most of our operations conducted in two facilities in Hong Kong and with our new facility scheduled to become operational in Dongguan, China within the next few months, we are vulnerable to natural disasters, and other disruptive regional events, which could cause us to lose revenue and perhaps lose customers.

We currently conduct all our assembly operations in one of our facilities in Hong Kong and our test operations at our other facility in Hong Kong. Significant damage or other impediments to either of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining imported spare parts and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have an adverse effect on our financial condition and operating results. Additionally, our newly leased factory which is located in Dongguan, China is also subject to many of these shared regional phenomena. For example, our existing operations in Hong Kong and our future operations in Dongguan are both vulnerable to regional typhoons that can bring with them destructive winds and torrential rains which can in turn cause plant closures and transportation interruptions.

With respect to our facilities in Hong Kong, we maintain insurance, including business interruption insurance, against some, but not all, of these events. With respect to the facility in Dongguan, China, Changshi has procured insurance covering the buildings and public liability insurance and we have procured insurance covering the contents of the buildings and public liability insurance. Because significant commercial production has not started at the facility in Dongguan, neither we nor Changshi have procured business interruption insurance. We cannot assure you that our insurance or the insurance procured by Changshi would be adequate to cover any direct or indirect loss or liability resulting from those events.

Our new facility is scheduled to become operational in Dongguan, China within the next few months and any disruptions in available power supply in Dongguan could disrupt our operations, reduce our revenues and increase our expenses.

More than one-half of our current assembly and test capacity, measured as of the October 2003 quarter, is expected to be transferred to the Dongguan factory by December 31, 2004. In Dongguan, demand for power exceeded supply during calendar year 2003. Should our Dongguan facility be subject to rolling blackouts or should the power shortage increase in severity and affect our Dongguan facility, our operations may suffer temporary shutdowns.

The Dongguan power authority has reported that an additional 20% of capacity will be available line for our supply area in Changan by the end of calendar year 2003 and another 35% by the end of calendar year 2004. Additionally, the power authority has executed supply agreements to import coal to supplement local sources for the additional requirements. The government’s expectation is these additions will be sufficient to meet the demand.

We currently have a dedicated hi-voltage supply line and dedicated 11K volt transformers on site supporting the Dongguan facility. This line should not be subject to rolling blackouts as a dedicated power source. In addition, we currently have back-up generators supporting our Dongguan facility that can provide short term emergency power in the event of a power blackout or shortage. However, no assurances can be given that the transformers or the generators will be able to provide adequate power during prolonged blackouts. If the

4transformers or the generators are unable to provide power during prolonged blackouts, we would be temporarily unable to continue operations at this facility. Phase II of our move to China is expected to include the installation of a separate supply line from an alternative power plant which we expect to provide independent and continuous back-up power. Nevertheless, no assurances can be given that this separate power line will be able to provide adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan facility could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, we would expect our expenses to increase and our operating results to be harmed.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Over the past seven quarters, or since the end of the January 2002 quarter, we began to implement our corporate restructuring program in order to reduce our overall cost structure and improve profitability. We implemented cost savings measures, including: reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and have recently started the installation of the SAP enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes. We are also moving our assembly and test facilities from Hong Kong to a lower-cost facility in Dongguan, China. We cannot assure you that these cost saving measures will increase profitability or that any expected net savings will occur. During the remainder of fiscal 2004, we anticipate that there will be some additional expenses associated with commencing production in our China facility. In addition, with respect to our new information systems, there can be no assurances that we will not encounter delays, errors or cost-overruns or other adverse consequences in implementing such systems. As we upgrade our information systems, we may encounter difficulties in integrating such technology into our business and we may find that such new systems may not be appropriate for our business. If our new information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors.

We have patents (including, as of October 31, 2003, approximately 20 U.S. patents), confidentiality agreements, collaborative agreements and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. In addition, during the October 2003 quarter, we entered into a QFN patent cross-license agreement with Amkor Technology, Inc. These protections and any future measures we take might not adequately cover or protect our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. That could leave us vulnerable to willful patent infringement or to the theft of trade secret information. However, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

We are vulnerable to intellectual property infringement claims by third parties and may need to enforce our intellectual property rights against third parties.

The semiconductor industry is characterized by frequent claims regarding patent infringement. From time to time, third parties may claim that we are infringing on their intellectual property rights, particularly regarding patent rights in the highly competitive and technology intensive semiconductor sector. Such claims could have a serious adverse effect on our business and financial condition.

If a third party were to bring a valid legal claim against us for patent infringement, we could be required to:

•	discontinue the use of any of our processes considered infringing;

•	cease the manufacture, use, import and sale of infringing products;

•	pay substantial royalties and/or damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

We may seek licenses from such parties, but they could either refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources both to pay for the licenses and to remain competitive. Such infringement claims could also cause us to incur substantial liabilities and to have to suspend or permanently cease the use of critical technologies or processes for the production and/or sale of major products.

We may also need to enforce our patents and other intellectual property rights against infringement by third parties. If we were called upon to defend against a claim of patent infringement, or were we compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

We are subject to litigation with Motorola. If we are found to be liable, this could have an adverse affect on our financial condition and results of operations.

On April 9, 2003, ASAT Holdings and ASAT US as co-plaintiffs initiated a lawsuit against Motorola, Inc. (“Motorola”) in the United States District Court for the Northern District of California by filing a complaint for Declaratory Judgment. This litigation arises out of the interpretation of certain defined terms in a patent cross license agreement entered into between Motorola and QPL on October 1, 1993 (the “Immunity Agreement”). The dispute relates to the understanding of the parties regarding the scope and range of royalty bearing assembled products covered in the Immunity Agreement. On April 10, 2003, Motorola filed an essentially identical complaint naming ASAT Holdings and QPL as co-defendants in the United States District Court for the Northern District of Illinois. The litigation in the Northern District of Illinois was dismissed on August 27, 2003. On August 5, 2003, Motorola filed a counterclaim in the Northern District of California naming ASAT Holdings, ASAT US and QPL as co-defendants and alleging that the defendants owe Motorola approximately $8,000,000 in back due royalties and further alleging that Motorola is entitled to receive additional interest at the rate of 1% per month on the alleged unpaid royalties. We filed a Motion to Dismiss the Motorola counterclaim and on September 24, 2003, Motorola’s counterclaim was dismissed, with leave to amend. On October 30, 2003, Motorola filed its Second Amended Counterclaim against ASAT Holdings, ASAT US, and QPL. On November 26, 2003 ASAT Holdings and ASAT US filed their Motion to Dismiss portions of Motorola’s Second Amended Counterclaim. A hearing on our Motion to Dismiss is expected to be held in early January 2004.

We continue to deny the allegations that Motorola is owed additional royalties in any amount beyond those already paid to Motorola under the Immunity Agreement and we intend to vigorously pursue this litigation. However, should we fail to prevail in this litigation, Motorola could be awarded damages in excess of $10,000,000. However, we believe it is too early to assess the range of our possible liability at this stage, if any, and no amounts have been provided for such matters in our condensed consolidated financial statements. Losing this litigation may have adverse effects on our business and result in unexpected costs. Additionally, the distractions of a prolonged trial may divert the attention of management.

Since May 2002, we have assembled a senior management team to implement our strategy, but no assurances can be given that they will be able to successfully implement our strategy. The loss of key executive officers and engineers could negatively impact our business prospects. In addition, our inability to retain key personnel at all levels would limit our ability to develop new and enhanced assembly and test services.

We depend on our ability to attract and retain highly skilled technical, managerial, sales and marketing personnel. Since May 2002, we have assembled a senior management team to implement our strategy and continue to turn-around the company. However, our senior management team has on average been with us for less than one year and there can be no assurance that this team will be able to implement our strategy successfully. In addition, competition for highly skilled technical, managerial, sales and marketing personnel is intense, particularly in Hong Kong and Southern China and the retention of skilled engineering personnel in our industry typically requires attractive compensation packages. In attracting and retaining such personnel, we may be required to incur significantly increased compensation costs. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop and market new and enhanced assembly and test services in order to sustain our growth and profitably.

The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. In the ordinary course of business, we purchase most of our leadframes from QPL and our substrates from several suppliers in Japan, Korea and Hong Kong. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and, other than QPL, have no long-term contracts with any suppliers. From time to time, particularly during industry upturns, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. In addition, particularly during industry upturns, prices that we pay for materials may increase due to increased industry demand. This increase could negatively impact our operating results especially if we are unable to pass this cost on to our customers. Further, if any of our vendors, particularly QPL, were to cease operations for any reason, we may experience difficulty in obtaining acceptable materials from alternative vendors on a timely, cost-effective basis.

Although we have identified alternative sources for many materials, our customers may require us to complete a rigorous approval process with new vendors before we can utilize the new vendor. We cannot predict how much time this approval process will take to complete and we may not be able to utilize alternative sources on a timely or cost-effective basis. Our business and results could be negatively impacted if our ability to obtain sufficient quantities of materials and other supplies in a timely, cost-effective manner was substantially diminished or if there were significant increases in the cost of materials that we could not pass on to our customers.

Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

We are subject to environmental, health and safety laws in Hong Kong. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Although we have not incurred any significant liability under these laws in the past, stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

Our operations in China will be required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus. We will also be subject to the environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. Under the terms of our lease agreement with Changshi, they have agreed to assist us in procuring the necessary environmental licenses and permits in Dongguan, China, including a Certificate of Waste Substance Discharge. According to the Administration Measures of the Certificate of Waste Substances Discharge of Guangdong Province, the term of such certificate is five years. However, the local authority of environmental protection usually issues a Certificate of Waste Substances Discharge with a term of three years. Therefore, the Certificate of Waste Substances Discharge obtained by our facility in Dongguan, China must be renewed every five or three years based upon the term of such certificate. Furthermore, in accordance with the Administration Measures of the Certificate of Waste Substances Discharge of Guangdong Province, the Certificate of Waste Substances Discharge must be subject to the annual review by the local authority of environmental protection. Our facility in Dongguan, China received an Interim Certificate of Waste Substances Discharge for its probationary production on November 10, 2003. The Interim Certificate of Waste Substances Discharge will expire on May 9, 2004. After the Dongguan facility becomes fully operational, the local authority of environmental protection will conduct an assessment on the waste substance discharge facilities. If our Dongguan facility passes the assessment, a formal Certificate of Waste Substances Discharge will be issued. We do not anticipate incurring any significant costs in connection with procuring these licenses and permits. Any failure on the part of Changshi to obtain or to maintain such license could materially and adversely affect our operations.

QPL has provided us with chemical waste disposal services in Hong Kong due to our respective manufacturing operations being located in the same building. QPL, as the landlord of our assembly facility in Tsuen Wan, Hong Kong has provided these services to us pursuant to a license issued to QPL by the Hong Kong government, which must be renewed by October 31 every other year. However, in June 2003 QPL relocated all of its manufacturing operations from our shared facility to its new facility in Dongguan, China. QPL has agreed to continue to renew this license for our benefit and we received a renewal license in November 2003. Any failure on the part of QPL to obtain or to maintain such a license could materially and adversely affect our operations.

We do not anticipate making material environmental capital expenditures in connection with our current operations or the construction of the new facility in Dongguan, China. However, we cannot predict whether future environmental, health and safety laws in either Hong Kong or China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the government adopts new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

Some of our costs are denominated in foreign currencies and the continued depreciation of the U.S. dollar against such foreign currencies could increase these costs.

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Hong Kong dollars and to a lesser extent Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current linked rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the linked rate or abandon the link altogether. The Japanese yen has fluctuated significantly against the dollar in recent years and may continue to fluctuate. The depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses, which could have an adverse effect on our financial condition and results of operations.

Additionally, when our new facility in Dongguan, China becomes fully operational, our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase since expenses related to the Dongguan facility will be paid in Renminbi. The value of the Renminbi fluctuates and is subject to change in China’s political and economic conditions. Since calendar year 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. However, the government of China could change or abandon its existing currency policy at its sole discretion. In fact, recently, the Chinese government has been under increasing pressure from its trading partners to cause the Renminbi to appreciate against the U.S. dollar. If the Renminbi were to appreciate against the U.S. dollar, our costs relating to our planned China operations would increase resulting in lower potential margins from our China operations.

We are controlled by two principal groups of shareholders and their interests may conflict with your interests.

Three groups of private equity funds separately managed by or affiliated with JPMP Master Fund Manager L.P. (formerly Chase Capital Partners), Olympus Capital Holdings Asia Holdings and Orchid Hong Kong Investment Holdings, respectively, referred to as the “investor group”, collectively owned approximately 43% of the outstanding ordinary shares of ASAT Holdings as of November 19, 2003. The investor group has signed an agreement generally to vote in unison on certain matters. QPL and its controlling shareholder collectively owned approximately 43% of the ordinary shares of ASAT Holdings as of November 19, 2003. In addition, the investor group can acquire additional shares of ASAT Holdings from QPL in satisfaction of indemnification claims against QPL and under a credit support arrangement with creditors of QPL. The investor group and QPL together control ASAT Holdings’ board of directors, management and policies. The investor group and QPL are not obligated to provide any financing under their current shareholders’ agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings or holders of ASAT Holdings’ securities and may engage in activities that conflict with such interests. See “Major Shareholders and Related Party Transactions.” Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company. QPL and the investor group are subject to a shareholders’ agreement and vote together on certain matters, including directors.

Economic, political and legal developments in Hong Kong could affect our business.

Our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal developments in Hong Kong. From July 1, 1997, Hong Kong became a Special Administrative Region of the People’s Republic of China when the People’s Republic of China resumed the exercise of sovereignty over Hong Kong. The basic policies of the People’s Republic of China regarding Hong Kong are embodied in the Basic Law of Hong Kong, which was adopted by the National People’s Congress of the People’s Republic of China on April 4, 1990 and came into effect on July 1, 1997. The Basic Law provides that Hong Kong will have a high degree of autonomy and enjoy executive, legislative and independent judicial power, including that of final adjudication, in accordance with the provisions of the Basic Law. Under the principle of “one country, two systems,” the socialist system and policies will not be practiced in Hong Kong, and the previous capitalist system and way of life shall remain unchanged for 50 years. There can be no assurance that economic, political and legal developments in Hong Kong will not adversely affect our operations.

Outbreaks of epidemics and communicable diseases in Hong Kong, China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.

In early calendar year 2003, China, Hong Kong and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome (“SARS”) virus. The SARS virus was believed to have first originated in Southern China and then spread to Hong Kong before becoming an international health concern. The World Health Organization and several countries issued travel warnings against international travel to Hong Kong, China and several other Asian nations during the period of the alert. This severely curtailed customer visits to our facilities. In addition, we have been unable to obtain insurance coverage at commercially reasonable rates for business interruptions resulting from the spread of communicable diseases. In that regard, there can be no assurance that the SARS virus and/or a different or even more virulent influenza virus will not make a reappearance in the future. If such an outbreak were to occur in Hong Kong and China, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, which may lead to plant closures and other emergency measures, which would have material adverse effect on our financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing plants could result in our management and employees being quarantined and our operations being required to be suspended.

Changshi hires our Dongguan employees and we expect these employees to unionize. If we encounter future labor problems, we may fail to deliver our products in a timely manner, which could adversely affect our revenues and profitability.

Pursuant to the terms of the contract services agreement with Changshi, Changshi began hiring engineering, managerial and direct labor employees for staffing the Dongguan facility. Although these workers will be employees of Changshi, they will have been selected by us and will be under our direct supervision and control. The employment agreements, which include workplace rules, salaries and benefits, have been drafted and approved by us and we believe that they are fully compliant with the employment laws of the PRC. None of these employees or our other employees are currently represented by a union. However, we expect the workers in our Dongguan factory to unionize, even though we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages.

BUSINESS

Overview of ASAT

We are an innovative and highly customer focused independent provider of semiconductor assembly and test services. We are a leader in the development of advanced packages and have recently achieved significant growth in chipscale packages, including the fpBGA and LPCC package families. LPCCs, a QFN package, is our fastest growing package family.

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, South Korea and Singapore, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network we are able to provide rapid time-to-market and highly focused design and production solutions. During the fiscal year ended April 30, 2003, we shipped products to over 100 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the October 2003 quarter were: Altera, Analog Devices and Broadcom. Each of Analog Devices and Broadcom accounted for 10% or more of net sales in the October 2003 quarter and each of Altera, Analog Devices and Broadcom accounted for 10% or more of net sales in the fiscal year ended April 30, 2003.

Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Over the past seven quarters, or since the end of the January 2002 quarter, we have undergone significant changes as we have made progress in implementing our corporate restructuring program to increase our focus on developing advanced packages, diversifying our customer base, significantly improving our customer focus and reducing our costs. With respect to our organizational structure, we have an experienced management team that was put in place beginning in May 2002. On the customer side, we have recently implemented a comprehensive customer service program with our sales force and are leveraging our leading products to diversify our customer base to include the consumer and personal computer/data processing segments. On the cost side, we have started the installation of a modern cost management information and control system which is expected to further reduce material costs, manufacturing labor costs, overhead costs and administrative costs. We have purchased and are installing the SAP enterprise resource planning software and the Camstar manufacturing tracking and execution system which will be the platforms to further enhance our customer service and cost containment efforts. We recorded an impairment charge on property, plant and equipment of $81.8 million during the fiscal year ended April 30, 2003 and ceased funding to our French subsidiary, ASAT S.A., which resulted in a $24.3 million write-off in the fiscal year ended April 30, 2002.

Furthermore, as part of our corporate restructuring program, we made a strategic decision to move our Hong Kong manufacturing operations to China in order to significantly reduce our costs and access the high-growth semiconductor market in China. We plan to conduct this move in two phases. In August 2003, during Phase I of our move to China, we started moving assembly equipment to a newly built, 180,000 square foot, leased assembly and test facility in Dongguan, China. We expect to complete our first internal qualification runs by February 28, 2004, to complete our first customer qualification runs by March 31, 2004, to achieve significant commercial production in China during our July 2004 quarter and to transfer more than one-half of our current assembly and test capacity (measured as of the October 2003 quarter) to China by December 31, 2004. In calendar year 2004, we expect to commence construction on a 300,000 square foot Phase II manufacturing facility. This facility is expected to house the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations.

We believe that our restructuring efforts have contributed to our improved operating results in recent quarters and that we are well positioned to continue to grow our business profitably, even though no assurances can be given that we will be able to do so. In the October 2003 quarter, we had sales of $48.1 million compared to sales of $44.0 million in the previous quarter and $40.7 million in the October 2002 quarter, representing quarter-over-quarter growth of 9.1% and year-over-year growth of 18.0%. Also, in the October 2003 quarter, we had Adjusted EBITDA (for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss) and net cash provided by (used in) operating activities, see “Quarterly Summary Financial Data”) of $6.7 million, compared to Adjusted EBITDA of $6.1 million in the previous quarter and Adjusted EBITDA of $5.4 million in the October 2002 quarter. With the continued focus on our strategy and on our move to China, we expect to continue to improve our financial performance.

Semiconductor packaging protects the enclosed semiconductor chip and provides a network of connections between the chip and a printed circuit board. Non-CSP leadframe packages are a distinct packaging family type in that the chip is first attached to a metallic leadframe and then electrical interconnects (usually with fine gold bonding wires) are provided between the chip’s active components and the corresponding leadframe electrical contacts. The chip and leadframe are then encapsulated in plastic leaving external metal leads from the leadframe exposed and surrounding the edge of the package. These exposed leads will enable the device to be electrically connected to the circuit board on which it will be mounted. By contrast, in non-CSP laminate packages, the chip is mounted on a plastic substrate (not on a metallic leadframe) to which it is electrically connected (usually with fine gold bonding wires) to printed metallic interconnect circuitry that is in turn electrically connected to the printed circuit board via solder balls which have been incorporated as electrical contacts on the bottom of the package. Chipscale packages include both leadframe and laminate based packages and are typically used in high-end packaging of semiconductors for applications that require small device footprints and high electrical and thermal performance characteristics.

Competitive Strengths

We believe that we are differentiated from our competitors on the following bases:

•	Focused on Fast Growing Advanced Package Families. We believe that semiconductor companies in the communications, consumer, industrial/auto and personal computer/data processing market sectors are increasing their demand for advanced packages that meet the need for smaller dimension, lower cost, increased reliability and enhanced electrical function. As a result, we have developed an expertise in developing and providing advanced semiconductor package design, assembly and test to meet this increasing demand and believe that we are a leader in advanced packaging. Our leading edge package solutions include the fpBGA and LPCC package types. For the October 2003 quarter, fpBGA and LPCC sales accounted for approximately 31.0% and 15.1%, respectively, of our total assembly sales, up from approximately 29.4% and 11.5%, respectively, of our total assembly sales for the October 2002 quarter. We believe that fpBGA and LPCC sales should continue to grow as a percentage of our total assembly sales going forward due to increasing demand for these products. In addition, we are currently working closely with customers to develop additional advanced semiconductor packages, including our proprietary TAPP and the industry standard SiP, to meet future demand.

•	Established Customer Base with Growing Advanced Packaging Needs. Our customer base includes both established leaders in advanced technology and rapidly growing emerging companies in the fabless and vertically integrated independent device manufacturing sectors of the semiconductor industry. We target leading edge semiconductor customers with growing advanced packaging needs and have long-standing relationships with many of these customers. Our top three customers (in alphabetical order) by net sales for the October 2003 quarter were: Altera, Analog Devices and Broadcom.

•	Commitment to Customer Service. We have an established reputation in the semiconductor industry for being highly customer focused. We regard ourselves as a “service provider” and not just as a manufacturing company. We continue our commitment to customer service through dedicated engineering, sales and service teams. Many of our customers’ packaging applications require a strong technical interface with product engineers in order to design packages that will allow their semiconductor devices to operate at the highest performance levels. Our dedicated teams provide a talented, knowledgeable and stable customer interface between our customers and us. Many of our customer application engineers and support personnel are located near our major customers’ locations to provide prompt and effective service.

•	Core Competency in Semiconductor Test. We provide a wide array of test services for digital logic, analog and mixed-signal products. We believe that customers are increasingly seeking full “turn key” services (i.e., one-stop design, assembly and test services) for their devices and that the trend is for semiconductor integrated device manufacturers to increasingly outsource their test needs. As a result, we have engineers and test personnel located in Asia, Europe and North America who work closely with our customers at their facilities to develop test programs and provide test services. We believe that due to our significant experience in servicing the test requirements of our customers, we are well positioned to capture a larger portion of this market both from existing customers and new customers.

•	Continued Focus on Lowering Costs. Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Over the past seven quarters, or since the end of the January 2002 quarter, we began to implement our corporate restructuring program. As part of this program, we embarked on a series of aggressive initiatives focused on reducing our overall cost structure in order to improve profitability. Costs savings have been achieved by reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and have purchased and are installing the SAP enterprise resource planning software and the Camstar manufacturing tracking and execution system to enable us to implement improved business processes. We are also moving a large portion of our assembly and test capacity from Hong Kong to a more cost-effective modern facility in Dongguan, China.

•	Focus on Product Innovation. We believe we are an industry leader in the development of new packages and new assembly manufacturing processes. We target our research and development efforts toward leading edge packaging technologies to win customers with advanced packaging needs in the semiconductor sector. This effort often involves close cooperation with our customers, which has enabled us to participate in the development of technology for next generation package designs. In this effort, we have built a talented research and development team that works closely with customers in new product development, as well as conducts in-house research on new and innovative products. We believe we are an acknowledged developer of the rapidly expanding QFN package type and believe we have strong intellectual property rights in this package as represented by our LPCC product and its proprietary manufacturing processes. During the October 2003 quarter, we entered into a QFN patent cross-license agreement with Amkor Technology, Inc. We are also the lead developer in what we believe may be the next generation QFN product type, our proprietary TAPP technology. We were the first assembly service provider to enable customers to package their products in the industry standard MSL-1 compliant packages, which allow our customers to ship products that essentially have an infinite unlimited shelf life with respect to moisture contamination.

•	Focus on Process Innovation. We focus significant resources on developing innovative manufacturing processes. We have developed industry leading, proprietary manufacturing processes and technologies relating to the bonding, encapsulation and testing of multiple devices on “ganged” device strips. The speed of production and quality of the finished packaged devices are enhanced by our proprietary precision saw singulation technology. We also strive to quickly transfer newly developed packaging technologies to the manufacturing floor and have been a leader in the application of numerous new process technologies.

•	Experienced Management Team. Since May 2002, we have assembled a new senior management team. This team brings over 20 years of semiconductor experience and leadership to our company and was brought on board to implement our strategy and to continue to turn-around the company. In addition, this management team has assembled engineering, manufacturing and marketing teams with established track records in the semiconductor packaging and test industries.

Business Strategy

Our overall strategy is to grow market share, focus on margins, lower costs and improve profitability. The principal elements of this strategy include:

•	Continue to Introduce Advanced Package Families to Serve Our Customers. We intend to maintain a leadership position in the introduction of high growth advanced packaging technologies to meet our customers’ increasing needs for packages with smaller package dimensions, lower cost, and increased reliability and electrical function. We work closely with customers early in their product development cycle to understand their new semiconductor designs and packaging needs to design advanced packaging solutions for each new product generation. This relationship enables us to proactively anticipate our customers’ needs and to quickly bring the resulting package technologies to market. Through joint development programs with our customers, as well as through our own internal development efforts, we continue to make advances in package development that satisfy our customers’ needs. We remain focused on providing comprehensive and timely solutions to all of our customers’ assembly and test requirements.

•	Diversify Customer Base. In response to the economic downturn, we have diversified, and continue to diversify, our customer base. For the October 2003 quarter, we generated approximately 57%, 17%, 17% and 9% of our revenues from the communications, consumer, industrial/auto and personal computer/data processing market segments of the semiconductor industry, respectively. We are focused on expanding our business by generating more revenues from the high growth consumer and personal computer/data processing segments, in order to complement our communications revenues, which historically generated approximately 75% to 80% of our revenues. We plan on accomplishing this diversification by seeking new customers in these sectors, particularly those with advanced packaging needs across multiple market sectors and by leveraging existing customer relationships to sell to a broader array of market sectors. In addition, we believe that there is a discernible long-term trend towards semiconductor companies outsourcing their assembly and test services. We plan to continue to capitalize on this trend in implementing our diversification strategy.

•

Maintain Core and Value Added Services.    We are a service business, and in that regard we offer an array of basic and value added services. Our core competency as a service business is semiconductor assembly and test. We provide assembly services for leaded, leadless and substrate based semiconductor packages. As part of our manufacturing service portfolio, we perform semiconductor component test, while maintaining a strong position in RF and mixed signal test. Manufacturing customer products to a clearly defined set of performance metrics is fundamental to the service we provide and we plan to continue to meet these goals. These metrics include but are not limited to yield, cycle time, on time delivery and cost. To complement our manufacturing services we also provide (and plan to continue to expand) design, logistic and package development services. Each of these services is managed in a way that differentiates us from our peers and allows us to deliver to our customers our services at a lower cost and lower risk. In addition, we have a globally dispersed customer service organization. Our customer service personnel are our direct link to the production control and purchasing organizations of our customers. These production control and purchasing organizations of our customers are critical to our maintaining manufacturing volumes in our factory.

•	Move of Assembly and Test Facilities to Dongguan, China. The construction of a modern manufacturing facility was completed to our specifications in Dongguan, China in August 2003. This facility is approximately a two-hour drive north of our current facilities in Hong Kong. In August 2003, during Phase I of our move to China, we started moving assembly equipment to this newly built leased assembly and test facility in Dongguan, China. We expect to complete our first internal qualification runs by February 28, 2004, to complete our first customer qualification runs by March 31, 2004, to achieve significant commercial production in China during our July 2004 quarter and to transfer more than one-half of our current assembly and test capacity (measured as of the October 2003 quarter) to China by December 31, 2004. The China facility is not earmarked to manufacture our “legacy” products but will be tasked from the outset with the assembly and test of leading edge package types, such as our LPCC and fpBGA products. We anticipate benefiting from the reduced cost of manufacturing in China and from a stable and highly motivated workforce. We expect to benefit from the close proximity between the new facility in Dongguan and our customers, as well as to our administrative and engineering offices, which continue to be in Hong Kong. We believe that the facility in Dongguan will serve as a gateway into the rapidly growing China market.

•	Continue to Reduce Our Cost Structure. We have made significant reductions to operating and administrative costs over the past seven quarters, or since the end of the January 2002 quarter, as part of our overall corporate restructuring program. In addition, our move to China should result in significantly reduced costs, primarily from lower manufacturing and labor costs. Furthermore, we continue to improve our technology in order to lower processing and materials costs and monitor our capital expenditures. Our information technology initiatives should enable us to automate processes, further reduce costs and react more effectively to market changes.

Semiconductor Packages

We offer assembly services for a broad range of semiconductor packaging including chipscale and non-chipscale packages. Most of the revenue derived from test services comes from test services performed in connection with assembly services and the revenue generated from only test is not significant to us. The following table sets forth the breakdown of net sales by product category for the periods indicated:

	Fiscal Year Ended April 30,					Three Months Ended October 31,		Six Months Ended October 31,
	1999	2000	2001	2002	2003	2002	2003	2002	2003
	(In thousands of dollars)
	(unaudited)
Net Sales:
Chipscale packages (CSP)	$8	$466	$2,317	$11,976	$46,540	$15,198	$19,685	$21,216	$33,587
Non-CSP laminate packages	62,107	110,777	157,790	33,170	31,281	7,444	7,072	18,091	16,021
Non-CSP leadframe packages	130,747	173,190	162,219	52,465	57,747	14,467	15,852	29,522	32,081

Subtotal	192,862	284,433	322,326	97,611	135,568	37,109	42,609	68,829	81,689
Test	27,761	27,698	17,910	4,797	14,522	3,610	5,444	6,988	10,400

Total	$220,623	$312,131	$340,236	$102,408	$150,090	$40,719	$48,053	$75,817	$92,089

	Fiscal Year Ended April 30,					Three Months Ended October 31,		Six Months Ended October 31,
	1999	2000	2001	2002	2003	2002	2003	2002	2003
	(unaudited)
Net Sales:
Chipscale packages (CSP)	0%	0%	1%	12%	31%	37%	41%	28%	37%
Non-CSP laminate packages	28	36	46	32	21	18	15	24	17
Non-CSP leadframe packages	59	55	48	51	38	36	33	39	35

Subtotal	87	91	95	95	90	91	89	91	89
Test	13	9	5	5	10	9	11	9	11

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Semiconductors devices are an integral component in a wide variety of everyday products, including telecommunications systems, personal computers, consumer electronics, office equipment and automotive products. Semiconductor packages are critical to the chip’s performance and functionality and facilitate the integration of the semiconductor device into the end-product. We offer a wide range of semiconductor packages for a broad spectrum of electronic products. Our products can be grouped into four categories: chipscale packages, non-CSP laminate packages, non-CSP leadframe packages and test services. In the chipscale package category, we have been recognized for our position in advanced technology.

Chipscale Packages (CSP)

Our chipscale packages have advanced thermal and electrical characteristics. These advanced characteristics are necessary to maximize the performance of high frequency semiconductor chips used in sophisticated end-products. The chipscale packages are slightly larger than a semiconductor chip, which allow reduced package inductance and enhanced electrical performance. Chipscale packages are designed for high pin count semiconductors that require dense ball arrays in very small package sizes, such as wireless telephones, personal digital assistants, video cameras, digital cameras and wireless pagers. We currently offer fpBGA, LPCC and TAPP chipscale packages.

fpBGATM.    Fine Pitch BGA, or fpBGA, is one of the most widely used semiconductor packages in the industry and is found in a wide range of device applications such as memory, analog, ASICs, logic, analog, RF devices and small programmable logic devices or PLDs. The end user applications for this package type are primarily mobile phones and pagers, notebook, personal digital assistants (“PDAs”), or other wireless/portable personal computing systems. fpBGA packages offer a cost-effective packaging option for integrated circuit devices for a wide range of I/O counts while meeting the market’s increasing requirements for small, light and

Sthin package configurations. There are several enhanced fpBGA packages, such as the Thermal fpBGA, which is a strip mold compatible array with an imbedded heatsink which offers higher density and lower cost solutions for products with high operating temperatures.

LPCC.    The Leadless Plastic Chip Carrier, or LPCC, is our patented version of the industry standard “quad flat pack, no lead device” known widely as the QFN plastic package. The QFN, is a new class of advanced packaging that was largely developed internally by ASAT in calendar 1998. Our LPCCs are designed for use in mobile communications, particularly cell phones, analog to digital and digital to analog circuits, and power management circuits widely used in consumer electronics. These packages are based on a new technology which relies on conventional leadframes as the base material. Unlike traditional metal leadframe packages, however, the leads in LPCC packages do not protrude from the package but are flat with the package surface. Additionally, LPCCs are chipscale packages with a high density lead count with an improved thermal and electrical performance that is similar to PBGAs, a combination that enhances board level performance. LPCCs can be manufactured using conventional tooling and therefore do not require large scale capital expenditures for manufacture.

TAPP.    Our Thin Array Plastic Packaging, or TAPP, is another of our proprietary product technology packages which provides metallic contacts to the circuit board that allows high density circuitry in a small footprint package. We believe TAAP is the next generation of leadframe based chipscale packaging technology which will allow semiconductors to operate at higher frequencies with greater thermal management in smaller and thinner packages at a relatively lower cost compared to industry standard QFN packaging technologies.

Non-CSP Laminate Packages

Non-CSP laminate packages are characterized by a semiconductor chip mounted on an organic, often plastic resin, substrate. After the electrical bonding pads on the semiconductor chip have been wire bonded to the corresponding electrical leads on or within the substrate, the upper surface of the substrate, including the semiconductor chip, is encapsulated in a protective package. Non-CSP laminate package technology is used in high performance (i.e. advanced packaging) applications, including hand held consumer products, enterprise networks, digital video disk players, home video game machines, wireless products, PDAs and video cameras, computing platforms and high speed telecommunications switching stations and routers and consumer electronic products.

PBGA.    Plastic BGA, or PBGA, is a popular non-CSP laminate package technology which was first developed to accommodate the increasingly high lead counts required for advanced semiconductors and to provide an increased circuit density per unit area. In a PBGA package, the semiconductor chip is placed on top of a laminate (plastic or tape) substrate rather than directly onto a metallic leadframe. The chip is connected to the circuitry in the substrate by a series of fine gold wires that are bonded to the top of the substrate near its edges. On the bottom of the substrate is a grid of solder balls that connect the packaged device to a printed circuit board.

TBGA.    Our patented Tape BGA, or TBGA, packages offer superior thermal management and enhanced electrical performance in a laminate substrate type configuration. The TBGA also allows for a higher routing density than our conventional PBGA packages. These packages are designed for use in complex semiconductor products such as high speed test systems, wireless communications systems and networking systems.

Flip Chip Packages.    Like conventional PBGA products, flip chip packages use solder balls to connect to the printed circuit board. Within the flip chip package, however, the chip is connected to these balls by the use of an array of solder bumps on the active surface of the chip as opposed to the traditional method used in PBGA of wire bonding the chip to the balls. To attach the chip to the electrical interconnects imbedded in the laminate substrate, the chip is flipped over so that the active surface and the solder bumps align directly with the corresponding electrical bonding pads on the substrate. This method of attachment further improves thermal and electrical performance of the chip and enables a higher density of interconnections which facilitates smaller packages. Flip chip technology can be used in a wide array of applications ranging from consumer products to highly sophisticated application specific integrated circuits, digital signal processors and memory packages. Flip chip technology is considered by many in the semiconductor industry to be the next generation of PBGA packaging technology. We introduced our flip chip packages to our customers during the fiscal year ended April 30, 2002.

Non-CSP Leadframe Packages

Non-CSP leadframe packages are characterized by a semiconductor chip mounted on a metallic leadframe which together are encapsulated in a plastic mold compound with metal leads surrounding the perimeter of the package. As a first step in the manufacturing process, the chip is attached to a leadframe, which is usually performed for multiple devices on a single “multi-site” carrier used in assembly. The electrical contacts for the active elements, ground and power leads in the chip are then wire bonded to corresponding electrical leads on the leadframe. The chip is then encapsulated in a plastic package, with the ends of the leadframe protruding from the edges of the package to enable electrical connection to a printed circuit board. This packaging type has evolved from packages designed to be plugged into the printed circuit board by inserting the leads into holes on the printed circuit board to the more modern surface mount design, in which the leads or pins are soldered to the surface of the printed circuit board. Specific packaging customization and evolutionary improvements are continually being engineered to improve electrical and thermal performance, reduce the size of packages and enable multi-chip assembly capability.

Non-CSP leadframe packages are used in almost every electronics application, including automobiles, household appliances, desktop and notebook computers and telecommunications products. We offer several types of non-CSP leadframe packages to satisfy the variations in our customers’ end-products such as Quad Flat Package (QFP) and PLCC. We have introduced a new process technology which allows some of our non-CSP leadframe packages to achieve MSL-1 capability. This capability also translates into the highest reliability in plastic packaging today. This will allow customers to store products that we assemble with an almost unlimited shelf life. We also provide additional non-CSP leadframe packages, such as EDQUAD and MSP, which enable advanced thermal and electrical characteristics. These advanced characteristics are necessary to maximize the performance of high frequency semiconductor chips used in sophisticated end-products.

EDQUAD.    Our patented Enhanced Dissipation QUAD, or EDQUAD, technology for non-CSP leaded products offers what we believe to be the highest thermal and electrical performance in conventional leaded plastic packages. This group of packages is designed specifically for high performance applications where large semiconductor die with a low to medium high number of I/O’s are required to be packaged in standard plastic leaded packages.

MSP.    We have developed advanced Multi-System in a Package or MSP Technology. Using modern design tools, one or more ICs, passive components and discrete devices can be designed into a standard or custom package. This capability will allow designers to conserve board space as well as to improve the performance of critical circuitry. This technology enables a high degree of flexible customized design, shorter electrical paths and high packaging density while allowing a wide range of functional applications.

Test Services

We provide a wide array of test services for digital logic, analog and mixed signal products and have recently increased our RF test capabilities. In addition, we plan to add strip test to our service offerings. Test is the final stage in the semiconductor production process and involves using sophisticated test equipment and programs to electronically test different operating specifications of the semiconductor, including electrical functionality, and conformance to voltage, current and timing parameters. We are able to test semiconductor chips upon initial delivery from the foundry as well as when they are packaged and ready for integration into the end-product. We have engineers and test personnel located globally who work closely with customers at their facilities to develop test programs and provide test services.

Digital Test.    We test a variety of digital semiconductors, including high performance semiconductors used in personal computers, disk drives, modems and networking systems. Specific digital semiconductors tested include digital signal processors, field programmable gate arrays, microcontrollers, central processing units and application specific integrates circuits.

Analog.    We test a variety of devices applicable to the analog device market, including power controller products, switches and amplifier products. The majority of these products are utilized in portable consumer applications such as laptop computers, PDAs and cell phones.

Mixed-Signal Test.    We specialize in mixed-signal test, which we began providing in 1993. We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers and switches; broadband products such as internet and set-top boxes; mobile telecommunications products such as cell phones and wireless networks and consumer electronics products such as personal digital assistants and video games. Mixed-signal test involves testing both analog and digital functions on a single chip. Mixed-signal semiconductors require a large number of parameters to be tested and a more precise level of measurement of the analog functions. This in turn requires specialized test equipment and a high degree of engineering capability.

RF Test.    We provide some of the lowest cost test solutions in the industry for testing simple RF devices that are pervasive in today’s cell phones and wireless LAN products. This test approach combines inexpensive test hardware with integration software to achieve test costs that are significantly less costly than industry standard test practices. We believe that our low cost RF test technology provides a competitive advantage for ASAT and when it is combined with our Systems-in-Package (SiP) packaging technology, offers our customers one of the industry’s lowest total cost solutions.

Strip Test.    Strip test involves the integration of the test process into the assembly process. This is different from the industry standard practice of treating assembly and test as separate operations. Using strip test technology, semiconductor devices are tested while they are still in the format they are naturally produced in during the assembly process. We believe this process is superior to traditional non-integrated test because it allows for large numbers of devices to be tested at the same time, increases the number of good devices, improves the quality of the finished device and improves throughput. We plan to start strip test in 2004 for our LPCC and fpBGA product lines.

Research and Development

We believe we are an industry leader in the development of new packages and new assembly manufacturing processes and focus our research and development efforts on developing new package designs and new assembly processes, as well as improving the performance of our existing packages and processes. We believe that providing timely and effective improvements in assembly technology is a key factor for success in the packaging market. This effort often involves close cooperation with our customers. This cooperation has enabled us to participate in the development of technology for next generation package designs. In this effort, we have built a talented research and development team that works closely with customers early in the new product development cycle. When the selection of a package is critical to the overall development of a semiconductor device, our design engineers work with our customers to select, design, model and develop the optimum package for that specific device.

We have a dedicated team of engineers in Hong Kong and the United States to provide package design services as well as thermal electrical computer simulation and measurement services. We plan to expand our design and engineering services to more fully participate in the early stages of our customers’ design process. We strive to understand our customers’ new semiconductor design and packaging needs to design advanced packaging solutions for each new product generation. This relationship enables us to proactively anticipate our customers’ needs and to quickly bring the resulting package technologies to market. We seek to differentiate our package design services by working more closely with customers to “co-develop” packages in parallel with the development of the integrated circuit itself. Given the growing co-dependencies between integrated circuit design on the one hand and package design on the other that are required to meet the demands of high-performance, fast signal, thermally demanding and reliable circuits, we believe that we will be able to remain competitive in the marketplace for advanced packaging designs by offering customers the required engineering talent and design expertise at the outset.

In addition to our internal and co-development work with our customers, we also work closely with our equipment and material suppliers in developing advanced processing capabilities and materials for use in our assembly processes. During our last three fiscal years, our research and development expenditures ranged between $5.3 million and $6.4 million or approximately 1.7% to 6.3% of net sales. In the October 2003 quarter, our research and development expenditures were $1.2 million or approximately 2.4% of net sales. We expect to increase our research and development expenditures as necessary to develop technologies that satisfy our customer’s future requirements.

We have a proven track record of introducing innovative packages to the market. We target our research and development efforts toward leading edge packaging technologies and as a result of these efforts, we have made significant accomplishments in packaging, including the following:

•	We believe we are an acknowledged developer of the rapidly expanding and industry standard package type known as the quad flat no-lead (QFN) device and believe that we have strong intellectual property rights in that technology as represented by our LPCC product and its proprietary manufacturing processes. The QFN package technology is now generally recognized as the leading chipscale package format and has become a JEDEC standard.

•	We are the lead developer in what we believe may be the next generation QFN product type, our proprietary TAPP technology. The manufacturing processes for our TAPP product family have been fine tuned by such techniques as high-density strip configuration to reduce costs, improve quality and increase throughput. At the same time, we have been able to reduce the overall package dimensions to the point where the finished package is truly “chipscale” and is not much larger than the semiconductor die itself.

•	In response to customers’ demands to “extend” the life cycle of new products, we were the first assembly service provider to enable customers to package their products in the industry standard MSL-1 compliant packages. These packages allow our customers to ship products that essentially have an unlimited shelf life with respect to moisture contamination. The MSL-1 technology is a manufacturing process technology that can be applied to numerous packages, such as LPCC and TAPP.

•	For “flip chip” technology, which has become a more common packaging format in many of our existing customer’s product portfolios, we have continued to invest in research and development and have sought to differentiate our flip chip assembly capability by offering packages using proprietary “low-K” dielectric materials and processes.

Marketing, Sales, Distribution and Customer Support

We sell our assembly and test services to our customers and support them through a network of international offices. To better serve our customers, our offices are located near our largest customers or near a concentration of several of our customers. Our offices and representatives are located in the United States (California, Texas, Massachusetts), Hong Kong, South Korea, Singapore and Germany. In connection with our move to Dongguan, China, we plan to expand our sales, general and administrative presence in China. We offer global drop shipment services, whereby we deliver assembled and tested semiconductors to destinations in any part of the world as instructed by our customers, including to their end-customers.

We have dedicated account managers, application engineers and customer service representatives to work as teams in servicing customers and developing new business. Each of these teams focuses on specific customers and/or geographic regions. As part of this emphasis on developing business, these teams:

•	jointly work with customers on design and technology advancement;

•	develop and implement focused strategies for broadening our customer base; and

•	proactively address customer next generation silicon and end customer product application.

Our marketing efforts focus on creating a brand awareness and familiarity with ASAT and our advanced assembly and test services as well as technologies such as LPCC and TAPP, which offer customer diversification opportunities for ASAT. We emphasize our position as a leader in chipscale assembly and mixed-signal test and providing our customers comprehensive solutions to their technological requirements. We focus our marketing efforts on publishing research articles in trade journals and periodicals, holding technical seminars for packaging engineers and making technical presentations to our customers’ end customers.

We have purchased and are installing the SAP enterprise resource planning software and the Camstar manufacturing tracking and execution system which will be the platforms to support our customer service and cost containment efforts. We believe the coordination of operations between our Hong Kong, Dongguan and Pleasanton offices and our customers should be greatly enhanced by the implementation of the SAP and Camstar manufacturing information systems and their shared databases, which will first be brought on line in the new Dongguan facility.

Customers

We provide semiconductor assembly and test services to over 100 customers worldwide. We design, assemble and test semiconductor packages for end-applications in a variety of industries. During the October 31 quarter and the fiscal year ended April 30, 2003, approximately 57% and 63%, respectively, of our total net sales were from assembling and test semiconductors for communications semiconductors, less than 10% and 4%, respectively, from semiconductors for personal computer applications and the remainder from semiconductors for consumer products and automotive and industrial applications. The table below sets forth information regarding a number of our customers that are important to our business in terms of sales volume, strategic relationships, advanced technology demand or potential growth:

Industry	Customers	Applications

Wireless Communication	Analog Devices, Inc., Atheros Communications, Inc., Broadcom Corporation, Infineon Technologies AG, ON Semiconductor Corporation, STMicroelectronics N.V., Texas Instruments Inc.	Bluetooth; global positioning system (GPS) products; Wi-fi; wireless handsets

Wired Communication	Agere Systems Inc., Altera Corporation, Applied Micro Circuits Corporation, Broadcom Corporation, Mindspeed Technologies, Inc., IBM Corporation, Vitesse Semiconductor Corporation	Cable modems; digital communication applications; ethernet; high speed networking applications; internet set-top boxes; network servers and routers; optical network systems

Consumer Multimedia	Actel Corporation, Analog Devices, Inc., Intersil Corporation, Philips Electronics N.V., SigmaTel, Inc.	CD and DVD players; camcorders; digital cameras; home audio and video entertainment; mobile communications interfaces; PDAs; professional audio applications; set-top boxes for direct satellite broadcast; video capture applications

Automotive/Industrial	Agilent Technologies, Inc., Atmel Corporation, Fairchild Semiconductor International, Inc., Honeywell International, Inc., ON Semiconductor Corporation, STMicroelectronics N.V., Atmel Corporation	Automotive applications: entertainment, instrumentation, power management, power systems, telematics, under the hood

Computer Systems and Peripherals	Agilent Technologies, Inc., Analog Devices, Inc., Intersil Corporation, Samsung Electronics Ltd.	CD-recordable products; central processing units (CPUs); co-processors; high speed interfaces; power management systems; printers; system controllers

Many of our customers are leading telecommunications and networking product manufacturers, whose products require sophisticated semiconductor capabilities. Our success in becoming a leading provider of chipscale packaging technologies is due in significant part to our strong relationships with these customers and our dedication to working closely with them to develop innovative solutions for their increasingly complex semiconductor performance requirements.

We are focused on expanding our business by generating more revenues from the high growth consumer and personal computer/data processing segments, shifting away from communications. We plan on accomplishing this diversification by seeking new customers in the wireless and personal computer data processing segments, particularly those with advanced packaging needs across multiple market sectors, and by leveraging existing customer relationships to sell to a broader array of market sectors. In addition, we believe that there is a discernible long-term trend towards semiconductor companies outsourcing their assembly and test services. We plan to continue to capitalize on this trend in implementing our diversification strategy.

Operations

We believe that total quality management is a key element of our semiconductor assembly operations. Our 286,000 square foot assembly facility in Hong Kong is ISO 9001, ISO 9002, QS-9000 and SAC level 1 certified. We also have a 131,000 square foot building that serves as our test center. This site is also fully ISO 9001, ISO 9002, QS-9000 and SAC level 1 certified. ISO 9001 and ISO 9002 are worldwide manufacturing quality certification programs regarding product design and industrial quality that are administered by an independent standards organization. QS 9000 is a manufacturing quality certification program administered by an independent standards organization that is used primarily by United States automotive manufacturers. SAC level 1 is a worldwide manufacturing quality certification program administered by the Subcontractor Assembly Council for which assemblers must be sponsored by a major customer. We have also received the Hong Kong Governor’s Award for Quality Achievement and an ISO 14001 certification for environmental control.

As part of our corporate restructuring program, we made a strategic decision to move our Hong Kong operations to Dongguan, China in order to significantly reduce our costs and access the high-growth semiconductor market in China. To that end, we entered into a lease agreement in August 2002, pursuant to which Changshi agreed to construct a 180,000 square foot factory facility according to design drawings provided by us and to lease the facility to us upon completion of the construction of the facility for a term of 15 years. We have agreed to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350,000 (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385,000 (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. We have an option and a right of first refusal to purchase the facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule starting from October 2004 to October 2009. Additionally, we have agreed to pay Changshi a monthly management service fee of HK$506,000 (approximately $65 thousand at an assumed exchange rate of HK$7.80 per $1.00) which amount includes a land use rights fee, foreign exchange remittance fees and certain administrative and management charges for the next six years, commencing September 2003.

We plan to conduct our move to Dongguan, China in two phases. In Phase I, Changshi completed construction of a modern manufacturing facility to our specifications in August 2003. This facility is approximately a two-hour drive north of our current facilities in Hong Kong. In August 2003, during Phase I of our move to China, we started moving assembly equipment to this newly built, 180,000 square foot, leased assembly and test facility in the Zhenan Technology and Industrial Park, Changan County, Dongguan City. We expect to complete our first internal qualification runs by February 28, 2004, to complete our first customer qualification runs by March 31, 2004, to achieve significant commercial production in China during our July 2004 quarter and to transfer more than one-half of our current assembly and test capacity (measured as of the October 2003 quarter) to China by December 31, 2004. In calendar year 2004, we expect to commence construction on a 300,000 square foot Phase II facility. To this effect, we entered into a letter of intent with Changshi in November 2003 to construct this facility. Under the terms of the letter of intent we intend to lease the completed Phase II facilities from Changshi for a period of 15 years. The financial terms of this lease have not yet been determined and there can be no assurances that such terms will be acceptable to us. If we do not enter into definitive agreements with Changshi related to this facility, within three months of signing the letter of intent, Changshi can terminate the letter of intent and pursue alternate development plans for our Phase II facility. However, we have the right to extend the letter of intent for an additional three months. If we do not fulfill our obligations under the letter of intent, including entering into definitive agreements and Changshi pursues alternate development plans, this could have a material adverse impact on our financial condition and results of operations as we may be required to find an alternative location for our Phase II facility and our expansion plans may be limited. The Phase II facility is expected to house the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations. In connection with Phase II of our move to Dongguan, China, we expect to increase our capital expenditures in order to implement this move. Even though we cannot presently estimate the amount of this increase beyond 2004, it could be significant. During the remainder of the fiscal year ended April 30, 2004, we anticipate that there will be additional expenses associated with commencing production in our China factory. The China facility is not earmarked to manufacture our “legacy” products but will be tasked from the outset with the assembly and test of leading edge package types, such as our LPCC and fpBGA products. We anticipate benefiting from the reduced cost of manufacturing in China and from a stable, well educated and highly motivated workforce. We expect to benefit from the close proximity between the new facility in Dongguan and our customers, as well as to our administrative and engineering offices, which continue to be in Hong Kong. We believe that the facility in Dongguan will serve as a gateway into the rapidly growing China market.

Suppliers

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. We work closely with our primary materials suppliers to ensure that materials are available and delivered on time. In the ordinary course of business, we purchase most of our leadframes from QPL and our substrates from several suppliers in Japan, Korea and Hong Kong. We purchase our wire bonders from major international manufacturers, including Kulicke & Soffa Industries, ESEC and ASM International and our test equipment from Teradyne Inc., Credence Systems Corporation and LTX Corporation. We purchase the bulk of our epoxy (a sophisticated thermal “glue” for binding the chip to the leadframe and/or substrate) from only a small number of sources. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and, other than QPL, have no long-term contracts with any suppliers. See “Risk Factors — The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.”

We periodically purchase equipment through several suppliers to meet our assembly and test requirements. We work closely with major suppliers to ensure that equipment is delivered on time and that the equipment meets our stringent performance specifications.

Competition

The semiconductor assembly and test industry is highly competitive, with currently more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering Inc., Amkor Technology, Inc., ChipPAC Inc., Carsem Semiconductor Sdn. Bhd. (a division of the Hong Leong Group), Siliconware Precision Industries Co., Ltd. and ST Assembly Test Services Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. Lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers or “IDMs.” These IDM customers may decide to shift some or all of the assembly and test services to internally sourced capacity. Additionally, we compete indirectly with other semiconductor assemblers, many of whom only focus on specific geographic regions or do not provide advanced packaging.

We believe the principal elements of competition in the overall independent semiconductor packaging market include technical competence, sophistication of design services, quality, time-to-market, array of assembly services, production yields, customer service and price. In the area of test services, we compete on the basis of quality, cycle time pricing, location, available capacity, engineering capability, technical competence, customer service and flexibility. We believe that competition in the chipscale packaging and test industries centers primarily on service, technology and expertise.

Our customers typically rely on at least two independent assembly and test providers. Semiconductor assembly and test providers must pass a lengthy and rigorous qualification process that typically can take from three to six months. In addition, customers incur substantial costs in qualifying each new semiconductor assembler. Due to these factors and the heightened time-to-market demands of semiconductor end-users, semiconductor manufacturers incur significant costs in switching assembly and test providers and thus are often reluctant to change or add their providers.

Each of our primary competitors has significant assembly and test capacity, financial resources, research and development operations, marketing and other capabilities, and has been operating for some time. These companies have also established relationships with many large semiconductor companies which are our current or potential customers.

Backlog

Because of the fast-changing technology and functionality of semiconductor chip design, customers requiring semiconductor assembly and test services generally do not place purchase orders far in advance. However, we engage in discussion with customers starting as early as six months in advance of the placement of purchase orders regarding such customers’ expected assembly and test requirements. In addition, our customers generally agree to purchase from us any unused unique materials that we purchase to meet their forecasted demand. While we have long term sales arrangements with a number of customers, our customers generally may cancel or reschedule orders without significant penalty. Accordingly, our backlog as of any particular date may not be indicative of our future sales.

Intellectual Property

We have obtained or applied for patents in the United States and certain international jurisdictions relating to a number of our advanced semiconductor package designs and assembly manufacturing processes. As of October 31, 2003, we had approximately 20 United States patents. Our primary trademark is “ASAT” and the ASAT logo and that trademark is registered in the United States and in several international locations where we principally do business. On November 14, 2003, Amkor Technology, Inc. (“Amkor”) and ASAT announced that they have entered into a comprehensive patent cross-license agreement for their QFN semiconductor design and manufacturing process technology patents. The cross-license agreement includes both Amkor’s and our currently issued QFN patents, as well as future QFN patents that may be granted to either party during the term of the license. Amkor’s QFN product family includes the proprietary MicroLeadFrame (“MLF”) and our QFN product family includes the proprietary LPCC. As QFN type products continue to expand in their applicability to a variety of component technologies, we expect to continue to maintain a position of technology leadership.

We believe that our ability to succeed depends in large part on the technological skills of our engineering and manufacturing employees and in their ability to continue to innovate. While we will continue to file patent applications when appropriate to protect our proprietary technologies, we will also encourage our employees to continue to invent and innovate so as to maintain our competitiveness in the international marketplace.

The semiconductor industry is characterized by frequent claims regarding patent infringement. If a third party were to bring a valid legal claim against us for patent infringement, we could be required to:

•	discontinue the use of any of our processes considered infringing;

•	cease the manufacture, use, import and sale of infringing products;

•	pay substantial royalties and/or damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

We may also need to enforce our patents and other intellectual property rights against infringement by third parties. If we were called upon to defend against a claim of patent infringement, or were we compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

Property, Plant and Equipment

Our headquarters, administrative offices and assembly operations are located in a leased 286,000 square foot facility in the Tsuen Wan district of Hong Kong. In this facility, as of October 31, 2003, we owned 411 wire bonders. We recently announced the recent purchase of 100 Eagle gold wire bonders and one flip chip bonder from ASM Pacific Technology, Ltd on November 11, 2003. The new wire bonders will be used to assemble a wide range of IC packages including the fpBGA and TBGA packages. This new equipment is designed to increase production capacity to meet our customers’ demands. A bulk of this new equipment has been installed and will support the assembly of semiconductor products used in cell phones, PDAs, network processing devices, digital cameras and digital video devices.

ASAT HK owns an additional 131,000 square foot test facility in Hong Kong that is close to our assembly facility. In this test facility, as of October 31, 2003, we owned and operated 32 testers. ASAT HK leases our current Hong Kong 286,000 square foot facility from QPL under a lease with a five year term expiring on September 2004 and has an option to renew for an additional five years. ASAT HK has an option to leave from QPL additional smaller space in the Hong Kong building. In September 2003, we announced the relocation of our U.S. headquarters to Pleasanton, California.

On December 20, 2003, ASAT HK entered into a sale and purchase agreement with a third party to dispose of its owned 131,000 square foot test facility in Hong Kong for approximately $4 million. We plan to lease back a portion of the property once sold for a monthly rental fee of approximately $31 thousand. The lease term is expected to be for three years commencing from the date of completion of the sale and purchase agreement. The transaction is expected to close on or before February 21, 2004.

We plan to move to Dongguan, China in two phases. In the Phase I, Changshi completed the construction of a modern facility to our specifications in Dongguan, China in August 2003. The Dongguan factory facility covers approximately a total of 180,000 square feet of office, storage, utilities and manufacturing space and has an adjacent six story 63,000 square foot dormitory for housing factory workers both of which are constructed on a gated 525,000 square foot lot, in a recently developed industrial park. In early calendar year 2004 construction on a 300,000 square foot Phase II facility is expected to commence. This facility is expected to house the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations. For more detail on the Dongguan facility and our plans with respect to this facility, see “Risk Factors,” “Business — Overview of ASAT,” “— Competitive Strengths,” “— Business Strategy” and “— Operations.”

Environmental Matters

Semiconductor assembly and test services produce a small amount of chemical waste. Since our assembly facility is located in Hong Kong, disposal and storage of chemical waste from our assembly and test services are subject to Hong Kong laws and government regulations. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. For instance, a waste disposal facility is required under Hong Kong law to be installed before a license from the government may be granted for disposal of chemical waste. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Although we have not incurred any significant liability under these laws in the past, stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

Our operations in China will be required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus. We will also be subject to the environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. Under the terms of our lease agreement with Changshi, they have agreed to assist us in procuring the necessary environmental licenses and permits in Dongguan, China, including a Certificate of Waste Substance Discharge. According to the Administration Measures of the Certificate of Waste Substances Discharge of Guangdong Province, the term of such certificate is five years. However, the local authority of environmental protection usually issues a Certificate of Waste Substances Discharge with a term of three years. Therefore, the Certificate of Waste Substances Discharge obtained by our facility in Dongguan, China must be renewed every five or three years based upon the term of such certificate. Furthermore, in accordance with the Administration Measures of the Certificate of Waste Substances Discharge of Guangdong Province, the Certificate of Waste Substances Discharge must be subject to the annual review by the local authority of environmental protection. Our facility in Dongguan, China received an Interim Certificate of Waste Substance Discharge for its probationary production on November 10, 2003. The Interim Certificate of Waste Substances Discharge will expire on May 9, 2004. After the Dongguan facility becomes fully operational, the local authority of environmental protection will conduct an assessment on the waste substances discharge facilities. If our Dongguan facility passes the assessment, a formal Certificate of Waste Substance Discharge will be issued. We do not anticipate incurring any significant costs in connection with procuring these licenses and permits. Any failure on the part of Changshi to obtain or to maintain such license could materially and adversely affect our operations.

QPL has provided us with chemical waste disposal services in Hong Kong due to our respective manufacturing operations being located in the same building. QPL, as the landlord of our assembly facility in Tsuen Wan, Hong Kong has provided these services to us pursuant to a license issued to QPL by the Hong Kong government, which must be renewed by October 31 every other year. However, in June 2003 QPL relocated all of its manufacturing operations from our shared facility to its new facility in Dongguan, China. QPL has agreed to continue to renew this license for our benefit and we received a renewal license in November 2003. Any failure on the part of QPL to obtain or to maintain such a license could materially and adversely affect our operations. See “Risk Factors — Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

We do not anticipate making material environmental capital expenditures in connection with our current operations or the construction of the new facility in Dongguan, China. However, we cannot predict whether future environmental, health and safety laws in either Hong Kong or China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the government adopts new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

Employees

As of October 31, 2003, we employed approximately 1,500 full-time employees, of whom 44 were employed in research and development, 884 in assembly, 109 in test services, 273 in material control, quality control and assurance, 91 in marketing, sales and customer services and 99 in administration. There were 1,438 employees located in Hong Kong and China, 52 in the U.S., 6 in Asia (excluding Hong Kong and China) and 4 in Europe. We expect to have 600 employees in Dongguan, China when the facility is fully operational, most of which are expected to be employed by Changshi, however, we will make all hiring, promotion and other human resource decisions. We believe our relationship with our employees is generally good. None of our employees belong to a union. However, we expect that our work force may unionize in China. In the October 2003 quarter, we announced the appointment of two new senior sales managers.

Legal Proceedings

On April 9, 2003, ASAT Holdings and ASAT US as co-plaintiffs initiated a lawsuit against Motorola, Inc. (“Motorola”) in the United States District Court for the Northern District of California by filing a complaint for Declaratory Judgment. This litigation arises out of the interpretation of certain defined terms in a patent cross license agreement entered into between Motorola and QPL on October 1, 1993 (the “Immunity Agreement”). The dispute relates to the understanding of the parties regarding the scope and range of royalty bearing assembled products covered in the Immunity Agreement. On April 10, 2003, Motorola filed an essentially identical complaint naming ASAT Holdings and QPL as co-defendants in the United States District Court for the Northern District of Illinois. The litigation in the Northern District of Illinois was dismissed on August 27, 2003. On August 5, 2003, Motorola filed a counterclaim in the Northern District of California naming ASAT Holdings, ASAT US and QPL as co-defendants and alleging that the defendants owe Motorola approximately $8,000,000 in back due royalties and further alleging that Motorola is entitled to receive additional interest at the rate of 1% per month on the alleged unpaid royalties.

We filed a Motion to Dismiss the Motorola counterclaim and on September 24, 2003, the counterclaim was dismissed, with leave to amend. On October 30, 2003, Motorola filed its Second Amended Counterclaim against ASAT Holdings, ASAT US and QPL. On November 26, 2003, ASAT Holdings and ASAT US filed their Motion to Dismiss portions of Motorola’s Second Amended Counterclaim. A hearing on our Motion to Dismiss is expected to be held in early January 2004.

We continue to deny the allegations that Motorola is owed additional royalties in any amount beyond those already paid to Motorola under the Immunity Agreement and we intend to vigorously pursue this litigation. However, should we fail to prevail in this litigation, Motorola could be awarded damages in excess of $10,000,000. However, we believe it is too early to assess the range of our possible liability at this stage, if any, and no amounts have been provided for such matters in the condensed consolidated financial statements. Losing this litigation may have adverse effects on our business and result in unexpected costs. Additionally, the distractions of a prolonged trial may divert the attention of management.

Quarterly Summary Financial Data

The quarterly consolidated financial data below for the three months ended and as of April 30, 2002, July 31, 2002, October 31, 2002, January 31, 2003, April 30, 2003, July 31, 2003 and October 31, 2003 have been derived from our unaudited condensed consolidated financial statements for such periods. The financial information included herein does not reflect our results of operations, financial position and cash flows in the future and our past operating results are no guarantee of our future operating performance. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. For a summary of our significant accounting policies and the basis of the presentation of our financial statements, refer to the notes to the audited financial statements contained in the annual reports filed by us with the United States Securities and Exchange Commission or the SEC.

You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, contained in the annual and other reports filed by us with the SEC.

	Three Months Ended
	April 30, 2002	July 31, 2002	October 31, 2002	January 31, 2003	April 30, 2003	July 31, 2003	October 31, 2003
	(In thousands of dollars, except percentages)
	(unaudited)
Statement of Operations Data:
Net sales	$27,775	$35,098	$40,719	$39,741	$34,532	$44,036	$48,053
Growth %	23.1%	26.4%	16.0%	(2.4)%	(13.1)%	27.5%	9.1%
Cost of sales	32,568	38,678	34,753	35,947	30,988	36,816	40,690
% of sales	117.3%	110.2%	85.3%	90.5%	89.7%	83.6%	84.7%

Gross (loss) profit	(4,793)	(3,580)	5,966	3,794	3,544	7,220	7,363
% margin	(17.3)%	(10.2)%	14.7%	9.5%	10.3%	16.4%	15.3%
Operating expenses:
Selling, general and administrative expense	6,943	6,971	5,848	5,865	5,531	5,808	5,698
Research and development	1,569	1,500	1,314	1,269	1,216	1,152	1,150
Reorganization expenses	—	128	—	—	585	—	—
Impairment of property, plant and equipment	—	59,189	—	—	22,618	—	—
Facilities charge	—	—	—	—	—	306	—

Total operating expenses	8,512	67,788	7,162	7,134	29,950	7,266	6,848
% of sales	30.6%	193.1%	17.6%	18.0%	86.7%	16.5%	14.3%

Profit (loss) from operations	(13,305)	(71,368)	(1,196)	(3,340)	(26,406)	(46)	515
% of sales	(47.9)%	(203.3)%	(2.9)%	(8.4)%	(76.5)%	(0.1)%	1.1%
Other (expense) income, net(1)	(3,481)	351	551	300	507	248	133
Interest expense	(3,474)	(3,084)	(3,526)	(3,527)	(3,515)	(3,527)	(3,527)

Loss before income taxes	(20,260)	(74,101)	(4,171)	(6,567)	(29,414)	(3,325)	(2,879)
Income tax benefit	4,388	11,671	294	887	2,322	—	—

Net loss	$(15,872)	$(62,430)	$(3,877)	$(5,680)	$(27,092)	$(3,325)	$(2,879)

	As of
	April 30, 2002	July 31, 2002	October 31, 2002	January 31, 2003	April 30, 2003	July 31, 2003	October 31, 2003
	(In thousands of dollars)
	(unaudited)
Balance Sheet Data (at year or quarter end):
Cash and cash equivalents	$34,499	$31,732	$24,160	$29,435	$25,775	$28,602	$22,724
Total assets	277,398	206,449	203,118	198,654	165,170	172,470	172,428
Total debt(2)	98,131	98,275	98,420	98,565	98,705	98,851	98,997
Total shareholders’ equity	147,201	84,770	80,896	75,202	48,099	44,758	41,858

	Three Months Ended
	April 30, 2002	July 31, 2002	October 31, 2002	January 31, 2003	April 30, 2003	July 31, 2003	October 31, 2003
	(In thousands of dollars)
	(unaudited)
Other Data:
Adjusted EBITDA(3)	$(3,897)	$804	$5,439	$3,591	$3,603	$6,078	$6,658
Net cash (used in) provided by operating activities	(10,836)	(310)	(5,636)	6,457	(2,853)	4,564	307
Net cash provided by (used in) investing activities	1,046	(2,456)	(1,939)	(1,168)	(796)	(1,721)	(6,164)
Net cash provided by (used in) financing activities	132	—	—	—	—	—	—
Depreciation of property, plant and equipment	9,408	9,848	6,635	6,931	6,806	5,818	6,143
Amortization of deferred charges and debt discount	359	376	377	378	366	379	379
Capital expenditures	2,800	2,456	2,065	1,537	882	1,760	6,260

As a measure of our operating performance or liquidity, we believe that the most directly comparable measure to Adjusted EBITDA are net income (loss) and net cash provided by (used in) operating activities.

The following table reconciles our net income (loss) and net cash provided by (used in) operating activities to our definition of Adjusted EBITDA on a consolidated basis for each of the three months ended April 30, 2002, July 31, 2002, October 31, 2002, January 31, 2003, April 30, 2003, July 31, 2003 and October 31, 2003.

	Three Months Ended
	April 30, 2002	July 31, 2002	October 31, 2002	January 31, 2003	April 30, 2003	July 31, 2003	October 31, 2003
	(In thousands of dollars)
	(unaudited)
Adjusted EBITDA(3)	$(3,897)	$804	$5,439	$3,591	$3,603	$6,078	$6,658
Add (less):
Depreciation of property, plant and equipment	(9,408)	(9,848)	(6,635)	(6,931)	(6,806)	(5,818)	(6,143)
Income tax benefit	4,388	11,671	294	887	2,322	—	—
Other income (expense), net	(3,481)	351	551	300	507	248	133
Impairment of property, plant and equipment	—	(59,189)	—	—	(22,618)	—	—
Reorganization expenses	—	(128)	—	—	(585)	—	—
Specific and non recurring nature of inventory write-down	—	(3,007)	—	—	—	—	—
Facilities charge	—	—	—	—	—	(306)	—
Interest expense including amortization of deferred charges and debt discount	(3,474)	(3,084)	(3,526)	(3,527)	(3,515)	(3,527)	(3,527)

Net loss	(15,872)	(62,430)	(3,877)	(5,680)	(27,092)	(3,325)	(2,879)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	9,408	9,848	6,635	6,931	6,806	5,818	6,143
Amortization of deferred charges and debt discount	359	376	377	378	366	379	379
Deferred income taxes	(4,643)	(11,674)	(294)	(887)	(2,325)	—	—
Loss on disposal of other assets	4,166	—	—	—	—	—	—
Loss (Gain) on disposal of property, plant and equipment	—	—	(52)	142	(75)	(39)	(30)
Provision for doubtful accounts	(7)	—	—	—	—	—	—
Impairment of property, plant and equipment	—	59,189	—	—	22,618	—	—
Change in working capital, net	(4,247)	4,381	(8,425)	5,573	(3,151)	1,731	(3,306)

Net cash provided by (used in) operating activities	$(10,836)	$(310)	$(5,636)	$6,457	$(2,853)	$4,564	$307

(1)	Mainly consists of interest income, rental income, gain (loss) on disposal of property, plant and equipment, gain (loss) on disposal of other assets, unapplied payment from customers, bad debt recovered and write-back of long outstanding payable balances.
(2)	For all periods presented, debt included the 12.5% senior notes due 2006.
(3)	“Adjusted EBITDA” is defined herein as net income (loss), before interest expense, income tax (expense) benefit, other income (expense), net, depreciation of property, plant and equipment and amortization of noncompete covenants (amortization occurred in the fiscal years ended April 30, 1999, 2000 and 2001) and specific charges (representing, to the extent applicable, specific and non-recurring inventory write-down, reorganization charges, recapitalization cost, extraordinary charge, non-recoverable and unutilized architectural cost, a write-off in relation to ASAT S.A., impairment of property, plant and equipment and a facilities charge), and is presented because management believes that it will provide useful information regarding our ability to serve and/or incur debt and to meet our capital expenditure and working capital requirement. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income (loss), cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States of America or as a measure of ASAT’s profitability or liquidity. Adjusted EBITDA, as defined herein, may not be comparable to similarly titled measures used by other companies.

Over the past seven quarters, or since the end of the January 2002 quarter, our operating performance has generally improved due to improved market conditions, both globally and in the semiconductor industry, and our corporate restructuring program that included a new senior management team, the successful execution of a new set of strategies, closure of non-profitable operations and the impairment of under-utilized assets.

Sales in the October 2003 quarter were the highest in the past ten quarters, or since the end of the April 2001 quarter, and grew 9.1% compared to the previous quarter and 18.0% compared to the October 2002 quarter due to improved market conditions, both globally and in the semiconductor industry, the successful execution of our customer focus strategy and the leveraging of advanced products to diversify our customer base.

Gross profit improved significantly from a loss of $4.8 million in the April 2002 quarter to a positive $7.4 million in the October 2003 quarter. We achieved a 15.3% gross margin in the October 2003 quarter, representing the highest level since the beginning of the April 2001 quarter, other than a gross margin of 16.4% in the July 2003 quarter. Gross margin increased primarily due to improved market conditions, both globally and in the semiconductor industry, improved sales mix, the continuous effort on cost reduction programs, gaining economies of scale from increased unit and sales volume and the decrease in depreciation expenses as a result of the impairment charges taken on certain of our property, plant and equipment in the July 2002 and April 2003 quarters.

Selling, general and administrative expenses generally have been on a downward trend since the April 2002 quarter. The decline has primarily been attributable to our corporate restructuring program and our cost reduction program as part of our “Peak Performance Initiative” program, which is designed to lower customers’ cost and risk while improving profitability. Under our “Peak Performance Initiative” program, we have set internal goals focused on increasing shareholder value, providing superior customer service and remaining a leader in technology innovation.

As a result of improving revenue and expenses, Adjusted EBITDA has improved significantly. Adjusted EBITDA in the October 2003 quarter represents the sixth consecutive quarter of positive Adjusted EBITDA. Adjusted EBITDA increased in dollar terms to $6.7 million in the October 2003 quarter, compared with $5.4 million in the October 2002 quarter. For the six months ended October 31, 2003, Adjusted EBITDA increased to $12.7 million from an Adjusted EBITDA of $6.2 million for the same period a year ago. These increases were primarily due to the increase in sales of 18.0% in the October 2003 quarter over the same period in 2002. The increase in Adjusted EBITDA was also due to decreased cost of sales as a percentage of sales, reductions in our operating cost structure, improvements in operational efficiencies and continued diversification of our product mix during the three-months and six-months ended October 31, 2003 as compared to the same period last year. No assurances can be given, however, that we will be able to continue this trend.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information about the persons who serve as directors and executive officers of ASAT Holdings as of November 30, 2003. Executive officers are appointed by, and serve at the discretion of, the board of directors. Shareholders are entitled to re-elect the board of directors at each annual general meeting. The business address of each director is 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong.

Directors

Name	Age	Position	Position Held Since
Donald P. Beadle	68	Director	November 2003
Arnold L. Chavkin	52	Chairman of the Board	November 2003
Bella Peck Lim Chhoa	33	Director	November 2003
Kevin Kit Tong Kwan	44	Director	November 2003
Tung Lok Li	51	Director	October 1999
Andrew Liu	48	Director	October 1999
Harry R. Rozakis	53	Director and Chief Executive Officer	May 2002
Stephen M. Shaw	43	Director	February 2003
Maura Wong	38	Director	June 2000

Officers

Name	Age	Position	Position Held Since
Jeffrey M. Dumas	58	Senior Vice President, General Counsel and Secretary	November 2002
Robert J. Gange	49	Senior Vice President, Chief Financial Officer	December 2002
George A. Shaw, Jr.	54	Senior Vice President, Operations / Managing Director of Manufacturing	February 2003

Donald P. Beadle is a self-employed consultant. From 1960 to 1994, Mr. Beadle occupied various positions in engineering, sales and marketing at National Semiconductor Corporation, where from 1987 to 1994 he was Executive Vice President, Worldwide Marketing and Sales. Mr. Beadle currently serves as a director of Quick Logic Corporation where he serves on both the audit and compensation committees. Mr. Beadle attended the Bridgeport Institute of Technology and the University of Connecticut.

Arnold L. Chavkin is currently an Executive Partner and the Chief Investment Officer at JPMorgan Partners in which capacity he has responsibility for overseeing the international and industrial growth activities. Prior to joining JPMP, Mr. Chavkin was a member of Chemical Bank’s merchant banking group specializing in mergers and acquisitions and private placements for the energy industry. Mr. Chavkin’s experience prior to Chemical Bank included corporate development positions at Freeport McMoRan as well as positions with Gulf and Western Industries and Arthur Young & Company. Mr. Chavkin is a director of American Tower Corporation, Crown Media Holdings, Inc., Encore Acquisition Partners, and Triton PCS Holdings, Inc., where he serves on the compensation committee of each company. He also serves as director of several private companies. Mr. Chavkin is a Certified Public Accountant and received his BA and MBA degrees from Columbia University.

Bella Peck Lim Chhoa is the Vice President of Administration, Secretary and General Counsel of QPL International Holdings Limited, where her responsibilities are to oversee the legal affairs and company secretarial duties of QPL. Ms. Chhoa has been with QPL since 2000. Ms. Chhoa graduated from the University of Hong Kong and has practiced law in Hong Kong since 1993. Before joining QPL in 2000, Ms. Chhoa was with the international law firm, Deacons, in Hong Kong.

Kevin Kit Tong Kwan is the Group Controller at QPL International Holdings Limited, a position he has held since June 1999. From 1992 to 1999, Mr. Kwan held various financial control and management positions in the China International Trust and Investment Corporation (“CITIC”) group of companies in Hong Kong and Australia. From 1987 to 1992 Mr. Kwan served in Lark International group of companies, a Hong Kong garment trading conglomerate, first as its financial controller and from 1990 on as its group treasurer. From 1982 to 1987, Mr. Kwan was an accountant with PricewaterhouseCoopers. Mr. Kwan holds a B. Com. degree from the University of Southern Queensland, Australia, and is a fellow member of both the Chartered Association of Certified Accountants and the Hong Kong Society of Accountants.

Tung Lok Li has over 25 years of experience in the semiconductor sector and was previously Chairman of ASAT’s Board and has served as the Chairman of the Board of QPL and QPL (Holdings) Limited, which has been listed on the Stock Exchange of Hong Kong since 1987. Mr. Li and was the Chairman of the Board of Peak Plastic until he resigned in October 2001. Mr. Li holds a BS degree in chemical engineering from the University of Wisconsin, Madison and an Honorary Doctorate from the University of Cardiff.

Andrew Liu has served as a director since October 1999 and served as Chairman from October 1999 through May 2002. Mr. Liu is the Chief Executive Officer of J.P. Morgan Partners Asia Pte Ltd. Mr. Liu heads a team of investment professionals responsible for advising the J.P. Morgan Asia Investment Fund, the Asia Opportunity Fund and other private investment funds. Mr. Liu is also a Director of Liu Chong Hing Bank Limited, a commercial bank based in Hong Kong. He was an Executive Director of the Bank from September 1997 to May 1999. Previously, Mr. Liu was with Morgan Stanley starting in 1981 and from 1990 through 1997 was President and Managing Director of Morgan Stanley Asia Limited. From 1993 to 1997, Mr. Liu was a member of the Stock Exchange Council of Hong Kong and also served on its Listing Committee. Mr. Liu is also a director of Mando Corporation, Morgan Stanley Asia Ltd. and Liu Chong Hing Investment.

Harry R. Rozakis is CEO of ASAT Holdings and has served as a director since May 28, 2002. Mr. Rozakis has 25 years experience in the semiconductor industry and has held senior management positions including CEO of EEMS Singapore and Executive Vice President of EEMS Italia, a leading provider of outsource manufacturing for semiconductor memories. Mr. Rozakis has held senior management positions at Tessera, a provider of intellectual property for chip scale packaging, Reel Services Group and at ChipPAC, Inc. Mr. Rozakis has also served in a leadership role in several semiconductor industry associations, including the Semiconductor Assembly Council. He holds a BA and an MA degree from Fairleigh Dickinson University.

Stephen M. Shaw is retired and was a senior partner with McKinsey and Company where he spent 16 years principally engaged in corporate strategy and organizational development projects for clients with a large presence in China. Prior to joining McKinsey, Mr. Shaw held several positions of increasing responsibility at Procter and Gamble and Paine Webber Capital. Mr. Shaw holds a BS degree in electrical engineering from Brown University and an MBA from Harvard Business School.

Maura Wong is a Partner of J.P. Morgan Partners Asia Pte. Ltd. with responsibilities for the private equity funds’ activities in Hong Kong, China and Taiwan. From 1996 to 1999, she was Vice President of Exor Asia Limited, the international investment holding company of the Agnelli Group. Prior to that, Ms. Wong was Head of Business Development of Pacific Century Group, a venture capital group engaged in technology, telecommunications and financial services in Asia. Before joining Pacific Century Group, Ms. Wong worked at Goldman Sachs in both New York and Asia. Ms. Wong received an MBA from Harvard Business School as a Baker Scholar. She also holds a BA degree from the Woodrow Wilson School for International Affairs at Princeton University.

Jeffrey M. Dumas joined ASAT in November 2002. From 1998 until 2002, Mr. Dumas was the Corporate Vice President, General Counsel and Secretary of Storage Technology Corporation. From 1995 until 1998, Mr. Dumas was Vice President, General Counsel and Secretary of Symbios Logic Inc. Mr. Dumas has held various corporate legal positions at Silicon Graphics, Inc.; MIPS Computer Systems, Inc.; Cypress Semiconductor

Corporation; National Semiconductor Corporation and The Boeing Company. Mr. Dumas is member of the California, Colorado and Washington State Bar Associations and is registered to practice before the US Patent and Trademark Office. Mr. Dumas is also a Registered Professional Engineer in California. Mr. Dumas received a BS degree in electrical engineering from the US Naval Academy, an MS degree in electrical engineering from the US Naval Postgraduate School and a JD degree from Harvard Law School.

Robert J. Gange joined ASAT in December 2002. From 1989 to 2002, Mr. Gange held positions of increasing responsibility within the finance department in both General Semiconductor, Inc. and its parent corporation, General Instrument, Inc. From 2000 to 2002, Mr. Gange held the position of Senior Vice President and Chief Financial Officer at General Semiconductor. During 1997, Mr. Gange held the position of Controller at General Semiconductor. Mr. Gange holds a BS from The State University of New York at Brockport and an MBA in Finance from Adelphi University.

George A. Shaw, Jr. joined ASAT in February 2003. From 2001 to 2003, Mr. Shaw was the Senior Vice President, Managing Director at Advanced Interconnect Technologies (Hong Kong) Limited. From 1998 to 2001, Mr. Shaw was the Senior Vice President, South Asia Operations at Amkor Technology, Inc. From 1995 to 1997, Mr. Shaw was President of Alphatec, USA, Inc. Prior to joining Alphatec, Mr. Shaw held various high level manufacturing operations positions at Applied Magnetics Corporation, Aptix Corporation and National Semiconductor Corporation. Mr. Shaw holds a BS degree in mechanical engineering from California Polytechnic State University.

Compensation

For the October 2003 quarter and the year ended April 30, 2003, ASAT paid an aggregate compensation to its executive officers and directors as a group of approximately $0.4 million and $1.2 million, respectively. For the October 2003 quarter and the year ended April 30, 2003, the aggregate amount accrued by us to provide fees, pension retirement or similar benefits for our directors and executive officers as a group was approximately $15,000 and $15,000, respectively.

Most of our officers have entered into employment agreements or arrangements with the us that entitle these officers to certain separation benefits in the event that they are terminated either “without cause” or due to a “change in control” as those terms are generally understood. Upon termination without cause, officers may receive severance amounts equaling from 30 days base salary to six months base salary to, in one instance, one year’s base salary. A few senior managers are entitled to receive one year’s base salary if their termination results from a change in control. Additionally, several senior managers are entitled to receive severance payments in line with the amounts specified regarding a termination without cause, if they are “constructively terminated” resulting from a material change in duties and responsibilities, a significant reduction in salary, a change in reporting relationships, etc.

Board of Directors

Under the Articles of Association, the board consists of no fewer than three and no greater than ten directors. Shareholders are entitled to re-elect the board of directors at each annual general meeting. Vacancies on the board can be filled by a majority of the directors present at a board meeting and vacancies of independent director seats also require approval by a majority of the independent directors. Vacancies can also be filled by a written resolution signed by all directors.

Pursuant to the shareholders agreement among JPMP Master Fund Manager L.P. (formerly Chase Capital Partners), Olympus Capital Holdings Asia, Orchid Hong Kong Investment Holdings and QPL, those parties have agreed to vote their shares so that: (1) three of the directors are individuals selected by QPL, (2) three of the directors are individuals selected by the investor group and (3) three of the independent directors are individuals selected by Asia Opportunity Fund and nominated by QPL, subject to decrease as their respective shareholding decreases. See “Major Shareholders and Related Party Transactions — Shareholders Agreement.” The investor group and QPL also agreed that as their respective shareholding decreases below specified thresholds, they will cause a related number of directors, which they previously appointed to resign and those seats shall be filled by nominee(s) approved by a majority of the continuing directors present at a board meeting and a majority of the independent directors.

Board of Directors’ Committees

Our audit committee consists of three members: Mr. Beadle, Mr. Shaw and Ms. Wong. Mr. Shaw serves as chairman of the audit committee. The audit committee performs the following duties, among others: to appoint, determine funding for and oversee the activities of the independent auditor; to review the independence and performance of the independent auditors; to pre-approve all audit and permitted non-audit services to be provided by the independent auditors; to review audited annual financial statements and other related financial matters; to review our interim quarterly financial results and the associated financial news releases; to discuss with the management and independent auditors the quality and adequacy of our internal financial controls, critical accounting policies and practices, and all material written communications between the independent auditor and management; to receive and review on a confidential basis all complaints received regarding our accounting controls or practices; and to review and approve any related party transactions involving us and any of our officers or directors.

Our compensation committee consists of four members: Mr. Beadle, Mr. Chavkin, Ms. Chhoa and Mr. Shaw. Mr. Beadle serves as chairman of the compensation committee. The compensation committee performs the following duties, among others: to review matters relating to the compensation of directors, senior management and employees; to administer our stock option plan, including the granting of individual incentive stock option awards; to oversee the adoption, implementation and administration of any of our short-term incentive and bonus plans; and to oversee the adoption, revision, implementation and administration of all of our employee benefit plans.

Stock Option Plan

We adopted the 2000 Stock Option Plan on July 6, 2000 (the “Plan”). We have authorized 110,000,000 ordinary shares for issuance under the Plan. This is the equivalent to 22,000,000 ADSs. The Plan is a non-qualified, discretionary option grant program under which eligible individuals may be granted options to purchase ordinary shares. Under the Plan, the board and when so delegated, the Compensation Committee of the board, will determine which individuals will be granted options, the number of ordinary shares subject to the option, the exercise price for the shares, the vesting periods and any other terms that will apply as the board deems appropriate and consistent with the Plan. The individuals eligible to participate in our stock option Plan includes officers, employees, consultants and non-employee directors of the ASAT group companies. The Plan is designed to attract employees and important individuals to the ASAT group companies and to provide recipients with a proprietary interest in the financial success of ASAT. We implemented the Stock Option Plan on July 11, 2000, when we granted stock options for 76,655,065 ordinary shares at a per share exercise price equal to $12.00 per ADS. Our stock options generally expire 10 years from the grant date.

On January 24, 2003 we announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for our officers, employees and certain directors. We offered eligible stock option holders with exercise prices above the current bid price of our ADSs to voluntarily cancel their outstanding options. In exchange, participants will be granted new stock options at the fair market value of our ADSs no sooner than six months and one day after the cancellation of the options. The cancellation occurred on February 24, 2003 at the expiration of the offer to participate. Under the terms of the Stock Option Exchange Program,

12,164,447 ADS options (equivalent to options for 60,822,235 ordinary shares) were surrendered for cancellation at a weighted average exercise price of $9.71 per ADS and, on August 29, 2003, 6,589,710 ADS options (equivalent to options for 32,948,550 ordinary shares) at an exercise price of $1.44 were granted to these participants who were still employed by us at that date to replace the surrendered ADS options. All newly granted replacement options have the same vesting schedule as the cancelled options.

As of October 31, 2003, we had outstanding stock options for 45,324,600 ordinary shares, equivalent to 9,064,920 ADS, with a weighted average exercise price of $1.57 per ADS (including options granted pursuant to the Employee Stock Option Exchange Program as described in the previous paragraph). Of the total amount of outstanding stock options as of October 31, 2003, we have outstanding stock options granted to our directors and executive officers as a group for 13,425,000 ordinary shares.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table contains information as of November 19, 2003 concerning the ownership of our ordinary shares by each person who we know beneficially owns 5% or more of our ordinary shares and by all of our directors and executive officers as a group.

Shareholder	Number of Ordinary Shares Owned	Percentage Beneficially Owned
JPMP Master Fund Manager, L.P. related funds:(1)(2)
Chase Asia Investment Partners II (Y), LLC	50,054,883	7.5%
CAIP Co-Investment Fund Parallel Fund (I) C.V.	12,134,114	1.8%
CAIP Co-Investment Fund Parallel Fund (II) C.V.	8,089,409	1.2%
Asia Opportunity Fund, L.P.	124,985,594	18.7%

	195,264,000	29.2%

Olympus Capital Holdings Asia related funds(2)(3)	72,288,000	10.8%
QPL International Holdings Limited(2)(4)	288,000,000	43.1%

Directors and executive officers as a group(5)(6)	483,264,000	72.3%

(1)	See “— JPMP Master Fund Manager, L.P.” below.
(2)	QPL has pledged to the investor group a portion of its shares in ASAT Holdings to secure its indemnification of the investor group with respect to tax liabilities. See “— Other Arrangements” below.
(3)	Held by Olympus Capital Holdings Asia I, L.P., Reservoir-Olympus II, L.P., Olympus KB, L.P., Olympus Capital Asia, L.P., Olympus Capital Asia Offshore, L.P., Olympus Holdings, L.P., ZAM-Olympus Co-Invest, L.L.C., Olympus-ASAT I, L.L.C. and Olympus-ASAT II, L.L.C. and may be transferred among Olympus Capital Holdings Asia affiliates. See “— Olympus Capital Holdings Asia” below.
(4)	Held by The Industrial Investment Company Limited and QPL (US) Inc. (formerly Worltek International Limited), wholly owned subsidiaries of QPL. A significant portion of the shares of ASAT Holdings owned by QPL are pledged to the investor group or QPL’s creditors.
(5)	Mr. Tung Lok Li, one of our directors, beneficially owns approximately 31% of QPL, which in turn indirectly owns approximately 43% of ASAT Holdings’ ordinary shares. Mr. Li exercises voting or investment power over our ordinary shares held by QPL. Mr. Andrew Liu, one of our directors, is the chief executive officer and a significant equity holder of JP Morgan Asia Equity Advisors LDC, the management company of Chase Asia Investment Partners II (Y), LLC, Asia Opportunity Fund, L.P., CAIP Co-Investment Fund Parallel Fund (I) C.V. and CAIP Co-Investment Fund Parallel Fund (II) C.V. (collectively, the “Parallel Funds”). Ms. Maura Wong, one of our directors, is a partner of JP Morgan Asia Equity Advisors LDC. Mr. Liu and Ms. Wong exercise voting or investment power over our ordinary shares held by the Parallel Funds. Mr. Arnold L. Chavkin, one of our directors, is an executive vice president of J.P. Morgan Asia Equity Partners, L.P. (“JPMAEP”), which is the sole shareholder of Asia Opportunity Company and the sole general partner of J.P. Morgan Asia Investment Partners, L.P., which two entities are respectively either a general partner or shareholder of each of the Parallel Funds. Mr. Chavkin disclaims beneficial ownership of our ordinary shares held by the Parallel Funds to the extent it exceeds his pecuniary interest therein. Mr. Chavkin’s voting or investment power with respect to our ordinary shares held by the Parallel Funds are shared with the other executive officers of JPMAEP.
(6)

Does not include: (i) with respect to Mr. Tung Lok Li, one of our directors, 500,000 shares of our ADS, which is equivalent to 2,500,000 ordinary shares, subject to options and 289,600 shares of our ADS, which is equivalent to 1,448,000 ordinary shares, (ii) with respect to Mr. Harry R. Rozakis, one of our directors and our Chief Executive Officer, 1,200,000 shares of our ADS, which is equivalent to 6,000,000 ordinary shares, subject to options, (iii) with respect to Mr. Robert J. Gange, our Chief Financial Officer, 580,000 shares of our ADS, which is equivalent to 2,900,000 ordinary shares, subject to options, (iv) with respect to

Mr. Jeffrey M. Dumas, our General Counsel, 520,000 shares of our ADS, which is equivalent to 2,600,000 ordinary shares, subject to options, (v) with respect to Mr. George A. Shaw, Jr., our Senior Vice President, Operations, 520,000 shares of our ADS, which is equivalent to 2,600,000 ordinary shares, subject to options, (vi) with respect to Mr. Donald P. Beadle, one of our directors, 125,000 shares of our ADS, which is equivalent to 625,000 ordinary shares, subject to options and (viii) with respect to Stephen M. Shaw, one of our directors, 100,000 shares of our ADS, which is equivalent to 500,000 ordinary shares, subject to options.

JPMP Master Fund Manager, L.P.

Chase Asia Investment Partners II (Y), LLC (“CAIP”), the Asia Opportunity Fund L.P. (“AOF”) and the parallel funds are private equity funds managed by J.P. Morgan Asia Equity Advisors, LDC. The funds have agreed to co-invest on a proportional basis in leading companies in Asia. JPMP Master Fund Manager, L.P. is a global private equity firm managing proprietary funds and is one of the world’s largest private equity organizations.

Olympus Capital Holdings Asia

Olympus Capital Holdings Asia I, L.P., Reservoir-Olympus II, L.P., Olympus KB, L.P., Olympus Capital Asia, L.P., Olympus Capital Asia Offshore, L.P., Olympus Holdings, L.P., Olympus-ASAT I, L.L.C. and Olympus-ASAT II, L.L.C. are direct investment funds managed by Olympus Capital Holdings Asia. Olympus Capital Holdings Asia is a direct investment firm that targets significant investments in public and private companies operating in Asia. ZAM-Olympus Co-Invest, L.L.C. is a co-investment vehicle for Olympus Capital Holdings Asia and Ziff Asset Management, L.P., an investment fund managed by Ziff Brothers Investments for the Ziff family.

QPL International Holdings Limited

QPL (Holdings) Ltd. was formed in 1981 under the name of Quality Platers Limited and redomiciled as a Bermuda company in 1989 when it changed its name to QPL International Holdings Limited. QPL International Holdings Limited became listed on The Stock Exchange of Hong Kong Limited in 1989 pursuant to a redomicile.

Shareholders Agreement

The shareholders listed in the table above (the “Shareholders”) entered into a shareholders agreement relating to transfers of ASAT Holdings’ ordinary shares, voting rights and other matters. Under the shareholders agreement, the Shareholders agreed to vote their ordinary shares and take all action so that three directors on the Board are appointed by AOF, three by QPL and three independent directors are selected by AOF and agreed to by QPL, subject to decrease as their respective shareholding decreases.

The agreement also limits the ability of Shareholders to transfer their ordinary shares in ASAT Holdings, except with respect to sales over an internationally recognized stock exchange or in a registered offering by the selling shareholder, in each case, subject to laws and regulations of the relevant jurisdiction. These share transfer restrictions include rights of first offer, tag along rights and the right of QPL, AOF and CAIP to require the other Shareholders to participate in a sale of ordinary shares to a third party if the per share purchase price meets a minimum threshold and other conditions are met, as more fully described in the shareholders agreement. The investor group has signed an agreement generally to vote in unison.

Other Arrangements

As part of our recapitalization, QPL indemnified the investor group for various tax liabilities of ASAT and pledged its shares in ASAT Holdings to the investor group to secure this indemnification. The pledge initially applied to 70% of QPL’s shareholding in ASAT Holdings and decreases in stages to 0% over six years (subject to any tax indemnification amounts arising prior to the expiration of the six year period and that remain outstanding upon expiration of this period). As of the date hereof, 90,720,000 shares owned by QPL remain pledged under this arrangement, but we expect 9,024,000 of such shares to be released in the near future.

Our Dividend Distribution Policy

Our policy is not to pay dividends for the foreseeable future.

Related Party Transactions

In March 2001, we entered into a supply agreement with QPL Limited and Talent Focus Limited, an affiliate of QPL Limited, pursuant to which QPL Limited and Talent Focus Limited, as our preferred suppliers, agreed to supply leadframes based on our orders from time to time during the term of the contract. The contract is valid until April 30, 2004, and is renewable thereafter. The prices for the leadframes provided to us under this contract are to be fair market value plus a premium of not less than 5% of fair market value. We believe that the 5% premium being paid to QPL for leadframe materials is fair and reasonable for a number of reasons, including: (i) we have been consistently granted priority for needed capacity for our orders even when QPL has been operating in an environment during which they must allocate product among their other customers, (ii) QPL engineers have consistently given us first priority to addressing quality or production related issues with us, (iii) QPL engineers have consistently worked closely with our engineers and production mangers to expeditiously design and manufacture leadframes to our customer specifications, (iv) the close proximity of the QPL manufacturing facilities to our assembly operations, first in Tsuen Wan and more recently in Dongguan, have resulted in the expeditious delivery of leadframes to us, and (vi) QPL has been willing to hold inventory for us and/or our customers under our “just-in-time” inventory management system. Fair market value is determined by reference to the quotations obtained from two or more reputable vendors in the integrated circuit industry selected by us and approved by QPL Limited and Talent Focus Limited.

We have purchased a significant amount of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We purchased raw materials from QPL amounting to $6.6 million and $5.8 million for the three months ended October 31, 2003 and 2002, and $13.8 million and $10.3 million for the six months ended October 31, 2003 and 2002, respectively. We lease office and assembly space from QPL under various lease agreements which expire on September 30, 2004 and obtain certain services from QPL, including chemical waste treatment and disposal services. We paid rental expenses of $774 thousand for each of the three months ended October 31, 2003 and 2002, and $1.5 million for each of the six months ended October 31, 2003 and 2002, respectively. The amount due to QPL was unsecured and interest free. The expenses incurred by us in connection with these purchases, leased facilities and services from QPL totaled in the aggregate approximately $54.4 million, $13.9 million, $25.3 million and $15.3 million in the fiscal years ended April 30, 2001, 2002 and 2003 and the six months ended October 31, 2003, respectively.

For additional related party transactions, see Note 4 to our audited consolidated financial statements contained in the annual reports filed by us with the SEC.